WINN-DIXIE STORES, INC.
2003 ANNUAL REPORT


PRESTIGE
KRAFT

PUSHING FORWARD

TABLE OF CONTENTS

2003 Financial Highlights 1
Shareholders Message 3
Mission Statement 5
Overview 6
Customer Service 9
Freshest Products 11
The Best Value 13
Directors & Management 14
Financial Review 16

FINANCIAL HIGHLIGHTS
(from Continuing Operations)

FOR THE FISCAL YEAR JUNE 25, 2003 *(Dollars in thousands except for per share data)*	**2003**	**2002**	PERCENTAGE CHANGE	
Sales	12,168,383	12,334,353	-	1.3
Gross Profit	3,469,470	3,417,846	+	1.5
Percent To Sales	28.5%	27.7%	+	2.9
Other Operating And Administrative Expense	3,161,189	3,051,840	+	3.6
Percent To Sales	26.0%	24.7%	+	5.3
Operating Income	308,281	366,006	-	15.8
Percent To Sales	2.5%	3.0%	-	16.7
Net Earnings	239,230	187,213	+	27.8
Percent To Sales	2.0%	1.5%	+	33.3
Return On Average Equity	26.0%	23.6%	+	10.0
Diluted Earnings Per Share	1.70	1.33	+	27.7
AT YEAR END				
Working Capital	454,724	529,622	-	14.1
Current Ratio	1.4	1.5	-	6.7
Total Shares Outstanding (000's)	140,818	140,592	+	0.2
Stores In Operation	1,073	1,073		-



239
187
77
2003
2002
2001

NET EARNINGS
(In Millions)



1.70
1.33
0.55
2003
2002
2001

DILUTED EARNINGS PER SHARE



26.0%
23.6%
9.4%
2003
2002
2001

PERCENTAGE RETURN ON AVERAGE EQUITY


SHAREHOLDERS
MESSAG

Dear Shareholders,

Over the last year, our company continued to work toward the goal of delivering on our promise of *real good food, from real good people, at a real good price®* to our customers. Despite a challenging economic climate, Winn-Dixie continued to prove that our core values and unwavering commitment to customers is our focus. It has been an exciting year as we have moved closer to achieving the goal of satisfied customers. We remain committed to investing in new stores, store renovations and technology, which positions our company for growth in the future.

Our financial results for the past year are encouraging. Operating income declined from last year but remained strong at $308.3 million on operating revenues of $12.2 billion. Throughout the year, we retired approximately $246 million in long-term debt. The result is an improving financial position with a steady cash flow and the ability to make additional strategic investments in critical areas such as Store Renovation and Expansion, Information Technology and Operations.

As we work toward our goal of being the best supermarket in the neighborhood, we're finding that customers appreciate the extra effort. In Miami, for example, we've used merchandising and signage to embrace the culture of Hispanic neighborhoods. Throughout Winn-Dixie, our operations team is working to create and manage stores tailored to the specific communities in which we operate. We are on the right track, and we will continue to pursue neighborhood marketing everywhere we do business.

At Winn-Dixie, we remain absolutely committed to setting a high standard of corporate responsibility and business ethics. That goal is important to us, our Associates, customers, shareholders and the communities we serve. In fiscal 2003, we completed a rigorous internal review of all corporate governance activity. We also have adopted compliance policies that clearly establish expectations for our Associates working in each area of our business.

This year's theme, *Pushing Forward*, represents our focus on continued success. During the past year, we pushed ourselves to capitalize on our competitive strengths and constantly identified ways to improve. As we look toward the coming year, we must continue to manage profitable growth, listen and respond to our customers and operate the most efficient stores in the marketplace. In these uncertain times, the upcoming year will prove to be challenging for everyone in the industry, including our company, as competition intensifies through warehouse clubs, mass merchants and other non-traditional grocery channels.

I conclude this letter by offering our sincere thanks for the leadership and hard work of Al Rowland, who retired as President and Chief Executive Officer of Winn-Dixie at the end of the fiscal year. We will miss Al's relentless pursuit of excellence and company commitment. During his three-and-a-half years with Winn-Dixie, Al improved our store operations and enhanced our financial position as he led the company through a difficult time. We wish Al every happiness as he moves on.

Frank Lazaran, who has played an integral part in our success since joining Winn-Dixie over a year ago, has been promoted from Chief Operating Officer to President and Chief Executive Officer. Frank has made an outstanding contribution to the company since his arrival. I am excited that he will have an even greater opportunity to impact our business in his new role.

A. Dano Davis
Chairman of the Board

MISSION STATEMENT


WINN-DIXIE
MARKETPLACE

Winn-Dixie will be

the best supermarket

in every neighborhood

in which it operates,

offering the best value,

freshest products and

outstanding customer service

every day, while enhancing

shareholder value.

"Only one supermarket can be the best – and in order to claim that title, Winn-Dixie must excel in every single area each day – no exceptions. From the lighting in our stores to the Associate who carries groceries to your car, being the best means doing it right the first time, every time."

Frank Lazaran
President and CEO

OVERVIEW

Winn-Dixie is in the midst of dramatic changes, and fiscal 2003 saw significant progress towards being the best. We are currently halfway through a five-year strategic plan designed to reposition the company to current and prospective customers. We have isolated and analyzed every area of the company with the goal of making it more efficient and competitive than ever before. In each instance, we raise the bar and clear it. Then, we raise the bar again. And again.

Pushing Forward – Our Stores

In order to *become* the best store in the neighborhood, we need to *build and operate* the best store in the neighborhood. It starts with a new store layout that lets customers know right away that their neighborhood Winn-Dixie is a comfortable, welcoming place, stocked with the quality products they want. We will continue to identify possible store locations that support this goal, as we did throughout our store network last year.

It's not just building new stores that leads to expansion and success. Last year, we remodeled over 60 stores, adding improved lighting, a contemporary color palette and attractive interior architectural changes. This brighter and more modern look demonstrates to our customers our commitment to a more pleasurable shopping experience. We will continue to remodel stores every year in order to become the best supermarket in every neighborhood in which we operate.

This new look can be reproduced at stores in neighborhoods of all incomes and demographics. A consistent, branded appearance will give customers the assurance that they can go to any Winn-Dixie and find exactly what they need. What differentiates our stores from neighborhood to neighborhood is product inventory, which should always reflect the needs of the local customer base.

Pushing Forward – Operations

During the past year, we continued to streamline company operations, improving everything that goes on behind the scenes. We're especially proud of a new Warehouse Management System that resulted in a significant productivity gain for fiscal 2003.

Winn-Dixie's private-label manufacturing has evolved into a lean and efficient production operation, thanks to the hard work of our experienced team. We've restructured quality assurance processes to better ensure that Winn-Dixie's private label products are the best in order to achieve a competitive advantage.

Centralization in procurement and warehousing is behind our goal to continuously seek distribution efficiencies. We know that the better we are at controlling costs, the more competitive we'll be.

Our strong commitment to research continues as we carefully review neighborhood demographics and listen to what customers are telling us. We've also upgraded our Mystery Shop program that helps us evaluate the overall shopping experience at each store.

Pushing Forward – Technology

One of our major headlines in 2003 was *Information Technology Enhancements.* Our investment in IT is already producing results in operational efficiency, store management and customer satisfaction. We are in a better position than ever before to implement new technological tools throughout the company that will help us become better managers of time, money, people – and most of all – better stewards of our customers.

Our Customer Reward Card has been a success with shoppers while providing us with invaluable data on their buying preferences. We use that information to make sure every Winn-Dixie store has what our customers want – including great prices. The Reward Card program strengthens customer loyalty by rewarding individual customers with special offers.

Also in 2003, we started equipping our truck fleet with onboard computers that use a Global Positioning System to provide direct communication with drivers. This system allows us to more effectively route store deliveries while closely monitoring truck mileage and expenses.

Looking ahead to 2004, we're close to implementing a voice-activated selection system at our distribution sites. This system will enable our Associates to work more safely, efficiently and even hands-free.

It seems as if every day we hear about a new technological breakthrough. Some are truly relevant and can impact our business. We will continue to explore new technological advances that will positively affect our business for years to come.


THE BEEF PEOPLE
EXTRA LEAN
U.S.D.A. CHOICE
PRESTIGE
BEEF
WINN-DIXIE
CERTIFIED
THE BEEF PEOPLE
BROILING
QUALITY GUARANTEE
USTOMER
SERVICE

"Give us great product variety." " Make sure it's on the shelf." " Don't make us wait in line." " Can someone answer my questions?"

Our customers have spoken. We listened and are taking action.

Shoppers are Winn-Dixie's lifeblood, and customer service is at the foundation of every action we take and every decision we make. Our promise to become the best store in every neighborhood is not just a set of ideals; it is the future of Winn-Dixie.

We are committed to staffing each location with knowledgeable and friendly employees. To help us achieve this goal, we are examining the face of our company – our store Associates. We want to make sure that an appropriate number of helpful employees are available in each location to assist customers when they are shopping. Guaranteeing a helpful, friendly face in each store to answer questions and provide customer support is one of the keys to our future success.

We are also committed to providing the highest quality products at affordable prices. Being the best store in every neighborhood requires us to focus on getting the right items on the shelves in each store, so that our customers are getting exactly what they want. We are constantly reviewing our inventory and believe this will boost customer loyalty by giving them the shopping experience they are seeking.



Friendly, courteous, knowledgeable. Great customer service, delivered by great employees, is the key to a positive shopping experience at Winn-Dixie.

Being the best store in the neighborhood means giving customers the products they want at great prices - every day. In Miami, we've adjusted our product offerings to better serve our customers, such as stocking plantains and other favorite produce items.




KRISTIE
MARTIN
PRODUCE MANAGER
RESHEST
PRODUCTS

We are committed to providing our customers with fresh, high-quality products at affordable prices – all the time. We reintroduced top-quality beef under our exclusive Winn-Dixie Brand Prestige Beef label. Next year, we will build on this success by branding products in our bakery, deli and seafood departments. Branding high-quality Winn-Dixie products exemplifies our pride in the company and attracts customers who enjoy our store brands.

Synonymous with high quality and good value, our WD Brand Prestige Beef line is something that our customers are proud to serve at their family's table.

We're especially proud of the overall quality improvement in our produce departments in 2003. Our buyers are securing products from the best sources and we have centralized the buying function. The result is fresh produce that we'll stack up against any of our competitors.



Whether it's strawberries or bell peppers, centralized procurement has allowed our reputation for fresh produce to grow.

Winn-Dixie customers can be assured they are buying high-quality products for their families. Our suppliers must meet high-quality standards before we'll put their products on our shelves, particularly when it comes to perishables such as produce, baked goods and meat. We continuously identify high-quality brands and replace many products on our shelves with ones that carry more consumer appeal.

Ranked a best buy by a leading consumer magazine, our Prestige ice cream is made exclusively for Winn-Dixie using only the best ingredients.


PRESTIGE

We are further serving our customers by forming strategic alliances with companies such as ABC Liquors, Krispy Kreme and Subway. These alliances add to Winn-Dixie's product diversity, give customers an opportunity to purchase brands they know and enjoy, and help to drive sales through increased customer traffic.


THE BEST
VALU

We're proud of our legacy and the people who got us where we are today – our loyal customers. We follow a philosophy that the people who choose to shop with us deserve our loyalty in return.

The Winn-Dixie Customer Reward Card puts that philosophy into practice. Since its rollout in Florida in March 2002, the card has been a terrific tool for rewarding loyal customers with special offers, promotions and even football tickets.

Our IT investment in 2003 helped us create special clubs to meet our customers' needs. We've already enrolled thousands of customers in Winn-Dixie Rewards Clubs for wine lovers, new parents and pet owners. We'll continue to utilize the latest technology to explore even more ways to stay connected with our customers and keep them coming back again and again.

The success of our SaveRite concept of value-driven stores is the result of gearing the supermarket to the needs of the neighborhood. This is just one example of how we're matching our stores to meet customer needs.

From our stores to our warehouses and plants – Winn-Dixie is getting better and better. But we're by no means through. As Frank Lazaran, our new president and CEO likes to say: "The day I stop asking myself the question, 'How good could it get?' is the day I probably shouldn't be at my job."


WINN DIXIE
CUSTOMER REWARD CARD

Customer Reward Card
Customer loyalty - it's what keeps us strong. We continue to implement new technologies that will ensure our shoppers have the best possible Winn-Dixie experience.


WINE
REWARDS
Club
BABY
REWARDS
Club
PET
REWARDS
Club

A more focused IT program has resulted in clubs that meet the needs of loyal Winn-Dixie customers.



Using information from our Customer Reward Card, we are able to target specific offers to customers.


A. Dano Davis


T. Wayne Davis


Frank Lazaran


John E. Anderson


John H. Dasburg


Tillie K. Fowler


Edward W. Mehrer, Jr.


Julia B. North


Carleton T. Rider


Charles P. Stephens


Ronald Townsend

Management and years of service:

Board of Directors

A. Dano Davis
Chairman of the Board

T. Wayne Davis +
Private Investor and former executive officer of Winn-Dixie Stores, Inc.

Frank Lazaran
President and Chief Executive Officer, Winn-Dixie Stores, Inc.

John E. Anderson ○ +
President, Chief Executive Officer and Director, Patriot Transportation Holding, Inc.
(a transportation and real estate company)

John H. Dasburg ◊ ○
Chairman and Chief Executive Officer, ASTAR Air Cargo, Inc.
(formerly DHL Airways, Inc., an air freight company)

Tillie K. Fowler +
Partner, law firm of Holland and Knight LLP

Edward W. Mehrer ◊ ○
Chief Financial Officer, CyDex, Inc.
(a pharmaceutical delivery company)

Julia B. North ◊ ○
Former President and Chief Executive Officer, VSI Enterprises, Inc.
(a telecommunications and videoconferencing company)

Carleton T. Rider +
Senior Administrator, Mayo Foundation
(a non-profit health care organization)

Charles P. Stephens +
Vice President, Norman W. Paschall Co., Inc.
(a broker, importer, exporter and processor of textile products)

Ronald Townsend ○ ◊
Communications Consultant and former President of Gannett Television Group, a division of Gannett Company, Inc.
(a print and electronic media company)

◊ Audit Committee
\+ Nominating and Corporate Governance Committee
○ Compensation Committee

Executive Committee

Frank Lazaran, 1
President and Chief Executive Officer
Chairman of the Executive Committee

Laurence B. Appel
Senior Vice President, General Counsel

David F. Henry, 1
Senior Vice President, Marketing

Richard C. Judd, 2
Senior Vice President, Supply Chain and Merchandising

Mark W. Matta
Senior Vice President, Human Resources

Richard P. McCook, 19
Senior Vice President, Chief Financial Officer

Karen E. Salem
Senior Vice President, Chief Information Officer

Dennis M. Sheehan, 2
Senior Vice President, Real Estate and Construction

John R. Sheehan, 3
Senior Vice President, Operations

Vice Presidents, Division Managers

Joel B. Barton
Charlotte Division
138 Stores

W.R. (Bob) Baxley, 3
North Florida Division
136 Stores

Curtis M. Gore, 1
Montgomery Division
150 Stores

George T. Gue, Jr., 1
Raleigh Division
125 Stores

Michael J. Istre, 34
New Orleans Division
154 Stores

Daniel G. Lafever, 36
Central Florida Division
150 Stores

Mark A. Sellers, 29
South Florida Division
148 Stores

Robert A. Rowe, 3
SaveRite Division
60 Stores

Vice Presidents, Corporate Officers

D. Michael Byrum, 30
Vice President, Corporate Controller, Chief Accounting Officer

Keith B. Cherry, 3
Vice President, Design & Construction

Dean Dell Antonia, 2
Vice President, Performance and Reward Systems

Stephen T. deRiesthal, 2
Vice President, Real Estate

Judith W. Dixon, 39
Secretary

Dedra N. Dogan
Vice President, Field and Corporate Human Resources

C. William Doolittle, 20
Vice President, Security

Joanne R. Gage, 1
Vice President, Advertising and Marketing

Dennis A. Hanley
Vice President, Produce and Floral

Kellie D. Hardee, 3
Vice President, Finance and Treasurer

Randall L. Hutton, 35
Vice President, Government Relations

Alfred J. Ottolino
Vice President, Pharmacy

Philip H. Payment, Jr., 29
Vice President, Central Procurement Support

Monty H. Powers, 32
Vice President, Meat/Seafood

Evan L. Rainwater, 1
Vice President, Corporate Brands and Manufacturing

Stan R. Timbrook, Jr.
Vice President, Grocery, Dairy and Frozen Foods

FINANCIAL REVIEW

WINN-DIXIE STORES, INC. AND SUBSIDIARIES
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS, SUPPORTING SCHEDULES AND SUPPLEMENTAL DATA

Selected Financial Data 18

Management's Discussion and Analysis of Financial Condition and Results of Operations 19

Consolidated Financial Statements and Supplemental Data:

Report of Management 25

Independent Auditors' Report 25

Consolidated Statements of Operations,
Years ended June 25, 2003, June 26, 2002 and June 27, 2001 26

Consolidated Balance Sheets,
As of June 25, 2003 and June 26, 2002 27

Consolidated Statements of Cash Flows,
Years ended June 25, 2003, June 26, 2002 and June 27, 2001 28

Consolidated Statements of Shareholders' Equity,
Years ended June 25, 2003, June 26, 2002 and June 27, 2001 29

Notes to Consolidated Financial Statements 30

Dollar amounts in millions except per share data

	2003	2002	2001	2000	1999*
Sales					
Sales from continuing operations	$ 12,168	12,334	12,239	13,004	13,392
Percent (decrease) increase	(1.3)	0.8	(5.9)	(2.9)	4.2
Earnings Summary					
Gross profit from continuing operations	$ 3,469	3,418	3,297	3,554	3,710
Percent of sales	28.5	27.7	26.9	27.3	27.7
Other operating and administrative expenses from continuing operations	$ 3,161	3,052	2,972	3,388	3,376
Percent of sales	26.0	24.7	24.3	26.1	25.2
Net earnings (loss) from continuing operations	$ 239	187	77	(213)	187
Loss from discontinued operations, net of taxes	$ -	(100)	(32)	(16)	(5)
Net earnings (loss)	$ 239	87	45	(229)	182
Percent of net earnings (loss) to sales	2.0	0.7	0.4	(1.8)	1.3
Common Stock Data					
Earnings (loss) per share from continuing operations:					
Basic	$ 1.70	1.33	0.55	(1.47)	1.26
Diluted	$ 1.70	1.33	0.55	(1.47)	1.26
Loss per share from discontinued operations:					
Basic	$ -	(0.71)	(0.23)	(0.10)	(0.03)
Diluted	$ -	(0.71)	(0.23)	(0.10)	(0.03)
Earnings (loss) per share:					
Basic	$ 1.70	0.62	0.32	(1.57)	1.23
Diluted	$ 1.70	0.62	0.32	(1.57)	1.23
Cash Dividends					
Dividends paid	$ 28	50	143	149	151
Percent of net earnings (loss) from continuing operations	11.7	26.7	186.0	(69.8)	80.8
Percent of net earnings (loss)	11.7	57.5	315.3	(65.1)	82.9
Per share (present rate $0.20)	$ 0.20	0.36	1.02	1.02	1.02
Financial Data					
Cash flow information:					
Net cash provided by operating activities	$ 385	377	245	743	436
Net cash used in investing activities	$ (209)	(65)	(444)	(196)	(335)
Net cash (used in) provided by financing activities	$ (277)	(205)	290	(542)	(100)
Capital expenditures, net	$ 177	84	313	213	334
Depreciation and amortization	$ 166	176	184	257	292
Working capital	$ 455	530	449	50	285
Current ratio	1.5	1.5	1.4	1.0	1.2
Total current assets	$ 1,473	1,638	1,599	1,472	1,798
Long-term debt	$ 311	541	697	-	-
Total current liabilities	$ 1,019	1,109	1,150	1,422	1,513
Long-term debt to equity ratio	0.3	0.7	0.9	-	-
Comprehensive income (loss)	$ 237	84	44	(232)	183
Shareholders' equity	$ 1,029	812	772	868	1,411

* 53 weeks

Note: Discontinued operations consist of the Texas and Oklahoma operations which were exited in 2002.

Results of Operations

Fiscal year ended June 25, 2003 ("Fiscal 2003") compared to fiscal year ended June 26, 2002 ("Fiscal 2002")

Net Sales

Net Sales for fiscal 2003 decreased 1.3% to $12.2 billion compared to $12.3 billion in fiscal 2002.

Average store sales, which is an average for all continuing operating stores based on the number of weeks open during the fiscal year, decreased 0.2%. Identical store sales, which include enlargements and exclude the sales from stores that opened and closed during the fiscal year, decreased 0.7%. Comparable store sales, which include replacement stores, decreased 0.7%.

The total store locations for fiscal 2003 remained unchanged compared to fiscal 2002 at 1,073. The Company opened 13 new stores, averaging 45,500 square feet, closed 13 stores, averaging 34,600 square feet and enlarged or remodeled 62 store locations. Retail space as of June 25, 2003 totaled 47.6 million square feet compared to 47.5 million square feet which is relatively flat as compared to June 26, 2002.

During the fourth quarter, identical store sales were negatively impacted by an increase in competitive action through significantly increased promotional activity. Sales were also impacted by increased competition through other channels such as mass merchandisers, supercenters, warehouse club stores, dollar-discount stores and drug stores. Other factors that led to the decline in identical store sales were the overall weakness in the economy and reduced store traffic in operating markets impacted by the decline of tourism and significant military troop deployments.

The Company continues to use the data collected from its Customer Reward Card program to build loyalty and target specific customers through special offers and promotions. Additionally, the Company intends to implement a more aggressive pricing and promotional stance using the Customer Reward Card to deliver savings.

Gross Profit on Sales

Gross profit on sales for fiscal 2003 increased 1.5% to $3.5 billion from $3.4 billion in fiscal 2002. As a percent of sales, gross profit was 28.5% for fiscal 2003 compared to 27.7% for fiscal 2002. The increase in gross profit on sales is due to pricing strategies and promotions, improved supply chain efficiencies and reductions in inventory shrink which was partially offset by decreased retail sales and decreased manufacturing sales to outside customers.

The improvement in inventory shrink was achieved through better management of the Company's product from the supplier to the customer. The benefit that was received from inventory shrink reduction in fiscal 2003 compared to fiscal 2002 was $26.5 million.

Gross profit was partially affected by the decrease in sales to retail customers. The effect of the sales decrease on gross profit in fiscal 2003 compared to fiscal 2002 was $47.0 million.

Other Operating and Administrative Expenses

Other operating and administrative expenses for fiscal 2003 increased 3.6% to $3.2 billion compared to $3.1 billion in fiscal 2002. As a percent of sales, other operating and administrative expenses was 26.0% for fiscal 2003 compared to 24.7% for fiscal 2002.

The increase in other operating and administrative expenses is due to the higher cost of settling prior year insurance claims, improving store conditions, costs associated with information technology initiatives, a gain on the sale of facilities recognized in the previous year and contributions to the State of Florida Nonprofit Scholarship Funding Organizations Program.

The Company has taken a proactive approach to settling outstanding insurance claims in the current year by accelerating claims payments to prevent future adverse development. In addition, the Company experienced adverse development related to prior year claims. As a result, current year expense, including the change in the actuarial reserve, increased by $34.8 million over the prior year.

The Company is committed to being the best supermarket in the neighborhood. With this commitment, the Company has increased the spending for items related to appearance and service by $16.0 million in fiscal 2003 as compared to fiscal 2002.

The Company increased spending on professional fees and other related costs associated with the implementation of several information technology initiatives. The improvement in information technology increased current operational efficiency and provided a platform to build on in the future. The increase in spending for fiscal 2003 as compared to fiscal 2002 for these initiatives was $14.2 million.

The Company sold its cheese processing facility in fiscal 2002 for a $12.7 million gain, which reduced other operating and administrative expenses in the prior year.

During fiscal 2003, the Company made contributions totaling $5.0 million to the State of Florida Nonprofit Scholarship Funding Organizations Program for which the Company will receive a tax credit for 100% of the amount of the contribution. Comparable contributions were not made in fiscal 2002.

Bank Agreement Termination Income

Bank agreement termination income of $52.7 million ($34.0 million net of tax, or $0.24 per diluted share) for fiscal 2003 resulted from Canadian Imperial Bank of Commerce ("CIBC") terminating its in-store bank agreement with the Company. The Company was paid $60.0 million and was responsible for the costs associated with the de-installation of the in-store Marketplace Bank locations and other related costs, totaling approximately $7.3 million. Sub-lease income, a component of other operating and administrative expenses, decreased by $8.4 million ($5.4 million net of tax, or $0.04 per diluted share) in fiscal 2003 as compared to fiscal 2002 due to the termination. The net impact on pre-tax profit for fiscal 2003 was an increase of $44.3 million ($28.6 million net of tax, or $0.20 per diluted share).

Interest Expense

Interest expense for fiscal 2003 decreased 34.3% to $40.4 million from $61.6 million in fiscal 2002. The decrease was due to the decrease in average debt outstanding and lower average interest rates paid on debt. This decrease was partially offset by $6.4 million of debt issue costs and $7.5 million to unwind interest rate swaps which were charged to interest expense related to the early extinguishment of the six-year term loan during fiscal 2003. In fiscal 2002, interest expense was impacted by $3.8 million of debt issue costs related to the early extinguishment of debt.

Earnings From Continuing Operations Before Income Taxes

Earnings from continuing operations before income taxes increased 5.3% to $320.6 million from $304.4 million in fiscal 2002. The increase was due primarily to the bank agreement termination income of $52.7 million in fiscal 2003.

Income Taxes

The combined federal and state effective income tax rate decreased to 25.4% for fiscal 2003 from 34.0% (includes benefit from discontinued operations) for fiscal 2002. The decrease in fiscal 2003 is primarily due to the reversal of $28.0 million in tax reserves related to the settlement of company-owned life insurance issues, a tax credit benefit from scholarship contributions and the resolution of other tax issues.

Net Earnings From Continuing Operations

Net earnings from continuing operations increased 27.8% to $239.2 million, or $1.70 per diluted share for fiscal 2003 from $187.2 million, or $1.33 per diluted share for fiscal 2002.

Fiscal year ended June 26, 2002 ("Fiscal 2002") compared to fiscal year ended June 27, 2001 ("Fiscal 2001")

Net Sales

Net Sales for fiscal 2002 increased 0.8% to $12.3 billion from $12.2 billion in fiscal 2001.

Average store sales, which is an average for all continuing operating stores based on the number of weeks open during the fiscal year, decreased 3.0% from fiscal 2001. Identical store sales, which include enlargements and exclude the sales from stores that opened and closed during the fiscal year, decreased 2.5%. Comparable store sales, which include replacement stores, decreased 2.3% from fiscal 2001.

Identical store sales improved during fiscal 2002 as a result of a new marketing effort and the positive impact of the conversion of 41 locations to the Save Rite Grocery Warehouse concept. As a part of the new marketing effort, the Company introduced a Customer Reward Card program which allows the customer to receive ongoing benefits that include merchandise discounts, sweepstakes entries, notification of special events, participation in specialty merchandise clubs, discounts on services provided by select marketing partners and other special incentives.

The Company opened five new stores, averaging 45,900 square feet, closed 85 stores, averaging 45,100 square feet and enlarged or remodeled 29 store locations. Total retail space as of June 26, 2002 totaled 47.5 million a decrease of 7.0% as compared to June 26, 2001. The 85 store closings included 76 stores associated with the exiting of the Texas and Oklahoma operations.

Gross Profit on Sales

Gross profit on sales for fiscal 2002 increased 3.7% to $3.4 billion from $3.3 billion in fiscal 2001. As a percent of sales, gross profit on sales was 27.7% for fiscal 2002 compared to 26.9% for fiscal 2001. The increase is due to a change in the product sales mix and improvements in procurement. The increase was partially offset by the increase in sales markdowns associated with the Customer Reward Card program and merchandise losses and markdown discounts incurred during the transition of 41 locations to the Save Rite Grocery Warehouse format. Continued improvements in gross profit is anticipated through enhanced procurement practices and promotional activities as well as shrink reduction initiatives. The amount retained through improvements in gross profit margin and not passed on to the customer is determined by competitive activity.

Other Operating and Administrative Expenses

Other operating and administrative expenses for fiscal 2002 increased 2.7% to $3.1 billion from $3.0 billion in fiscal 2001. As a percent of sales, other operating and administrative expenses was 24.7% for fiscal 2002 compared to 24.3% for fiscal 2001. The increase is due to increased retail and administrative expenses, such as rent, salaries and supplies associated with the operation of 77 additional stores acquired during fiscal 2001. The change in operating and administrative expenses from continuing operations for the 77 additional stores totaled approximately $60.7 million.

Interest Expense

Interest expense for fiscal 2002 increased 16.6% to $61.6 million from $52.8 million in fiscal 2001. The increase is due to the $3.8 million of debt issuance costs charged to interest expense related to the early pay down of a portion of the six-year term loan during fiscal 2002 as well as higher average debt outstanding and higher average interest paid on debt.

Earnings From Continuing Operations Before Income Taxes

Earnings from continuing operations before income taxes for fiscal 2002 increased to $304.4 million from $124.8 million in fiscal 2001. The increase is due primarily to the restructuring costs of $147.2 million incurred in fiscal 2001.

Income Taxes

The combined federal and state effective income tax rate applied to continuing operations was unchanged at 38.5% for fiscal 2002 and fiscal 2001.

Net Earnings From Continuing Operations

Net earnings from continuing operations increased to $187.2 million, or $1.33 per diluted share for fiscal 2002 from $76.8 million, or $.55 per diluted share for fiscal 2001.

Discontinued Operations

On May 6, 2002, the Company announced plans to exit its Texas and Oklahoma operations, which consisted of 76 stores, a distribution center and a dairy plant. The decision resulted from continued losses and a reduction of market share. Under SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", the Texas and Oklahoma operations are defined as components of the Company. Accordingly, the operating results from current and prior periods are reported as discontinued operations on the Consolidated Statements of Operations.

The pre-tax loss from discontinued operations was $46.4 million for fiscal 2002. The pre-tax loss on disposal of discontinued operations of $126.4 million for 2002 includes employee termination costs, lease termination costs, asset impairments, travel costs and capital asset and inventory disposal costs related to this exit.

Income tax benefit from discontinued operations was $72.5 million and $19.7 million in fiscal 2002 and 2001, respectively. The federal and state income tax rates related to discontinued operations was 41.9% for fiscal 2002 and 38.5% for fiscal 2001. The effective rate for fiscal 2002 reflected the tax benefit of certain disposal costs.

Net Earnings

Net earnings increased to $86.9 million, or $0.62 per diluted share for fiscal 2002 from $45.3 million, or $0.32 per diluted share for fiscal 2001.

Liquidity and Capital Resources

Cash and marketable securities amounted to $146.7 million and $246.5 million at the end of fiscal years 2003 and 2002, respectively.

Working capital amounted to $454.7 million and $529.6 million in fiscal 2003 and 2002, respectively.

Cash provided by operating activities amounted to $385.2 million in fiscal 2003, $377.0 million in fiscal 2002 and $244.9 million in fiscal 2001. The increase in net cash provided by operations is due to an increase in net earnings, which was offset by a payment of $52.0 million to the Internal Revenue Service and a $20.0 million contribution to the profit sharing plan.

Net cash used in investing activities totaled $208.8 million, $64.8 million and $443.6 million in fiscal 2003, 2002 and 2001, respectively. The increase in the current year was largely due to capital expenditures. Net capital expenditures totaled $176.7 million, $83.5 million and $313.3 million in fiscal 2003, 2002 and 2001, respectively. The current and previous year expenditures were for new store locations, remodeling and enlarging of store locations, retrofits and maintenance support facilities. In fiscal year 2001, capital expenditures were made for a warehouse facility in Baldwin, Florida. During fiscal year 2001, the Company also acquired 77 retail locations totaling $123.8 million, which resulted in an increase in cash used in investing activities in fiscal 2001.

Net cash (used in) provided by financing activities was ($276.7) million, ($205.4) million and $290.2 million in fiscal 2003, 2002 and 2001, respectively. The increase in the current year was due primarily to the prepayment of $243.0 million on the six-year term loan and was offset by a $21.7 million reduction in dividends paid. In fiscal year 2001, the Company received net proceeds of $465.0 million from the credit facilities.

Based on the current projection of the Company's operating results for the first quarter of fiscal 2004, the Company will not be in compliance with certain covenants related to the senior secured credit facility. At June 25, 2003, the Company had no outstanding borrowing under the senior secured credit facility although it was used to secure $57.1 million in letters of credit. The Company had preliminary discussions with the lead bank and administrative agent of the Company's syndicate to revise the covenants and, based on the discussions, expects to obtain an amendment to the credit agreement before the end of the first quarter of fiscal 2004.

The Company had 1,083 operating lease properties in effect at June 25, 2003, with a present value of future rental obligation of $2,202 million, $2,283 million and $2,550 million in fiscal 2003, 2002 and 2001, respectively.

Contractual Obligations and Commercial Commitments

The Company has assumed various financial obligations and commitments in the normal course of its operations and financing activities. Financial obligations are considered to represent known future cash payments that the Company is required to make under existing contractual arrangements, such as debt and lease arrangements. The following table represents the scheduled maturities of the Company's long-term contractual obligations as of June 25, 2003.

Contractual Obligations
(amounts in thousands)

	Payment due by period				
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt	$ 301,155	276	543	300,336	-
Capital lease obligations	39,348	6,433	11,432	9,278	12,205
Operating leases	4,468,142	414,270	761,582	674,041	2,618,249
Purchase obligations	423,244	64,283	101,712	87,040	170,209
Sponsorship agreements	31,444	3,495	6,090	6,060	15,799
Construction commitments	12,349	12,349	-	-	-
Total	$ 5,275,682	501,106	881,359	1,076,755	2,816,462

The Company's purchase obligations include purchase commitments to be used in the normal course of business and range from one to nine years. The total remaining purchase obligations have been apportioned by year based on estimates of current purchasing and price levels.

The Company's commercial commitments as of June 25, 2003, representing possible commitments triggered by potential future events, were as follows:

Other Commercial Commitments
(amounts in thousands)

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Available lines of credit	$ 300,000	100,000	200,000	-	-
Letters of credit - standby	73,307	73,307	-	-	-
Letters of credit - commercial	5,974	5,974	-	-	-
Potential commercial commitments	$ 379,281	179,281	200,000	-	-

Impact of Inflation

The Company's primary costs, inventory and labor, increase with inflation. Recovery of these costs will come, if at all, from improved operating efficiencies, including improvements in merchandise procurement, and to the extent permitted by the competition, through improved gross profit margins.

Critical Accounting Policies

The Consolidated Financial Statements and Notes to Consolidated Financial Statements contain information that is pertinent to Management's Discussion and Analysis. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions about future events that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities. Future events and their effects cannot be determined with absolute certainty. Therefore, the determination of estimates requires the exercise of judgment based on various assumptions and other factors such as historical experience, current and expected economic conditions, and in some cases, actuarial calculations. The Company constantly reviews these significant factors and makes adjustments where facts and circumstances dictate. Historically, actual results have not significantly deviated from estimated results determined using the factors described above.

The following is a discussion of the accounting policies considered to be most critical to the Company. The accounting policies are most important to the portrayal of the Company's financial condition and results, and require management's most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.

Revenue recognition. Revenue is recognized at the point of sale for retail sales. Sales discounts offered to customers at the time of purchase, as part of the Company's Customer Reward Card program as well as other promotional events, are recorded as a reduction of sales at the time of purchase.

Merchandise cost. The Company receives various rebates from third party vendors in the form of promotional allowances, quantity discounts and payments under merchandising agreements. Such rebates are classified as either a reduction to cost of goods sold or a reduction of cost incurred, depending on the nature of the rebate.

Promotional allowances, including lump sum payments associated with long-term contracts, are recorded as a component of cost of sales as they are earned, the recognition of which is determined in accordance with the underlying agreement with the vendor, the authoritative guidance and completion of the earnings process. Portions of promotional allowances that are contractually refundable to the vendor, in whole or in part, are deferred from recognition until realization is assured.

Quantity discounts and merchandising agreements are typically measured and earned based on inventory purchases or sales volume levels and are received from vendors at the time certain performance measures are achieved. These performance-based rebates are recognized as a component of cost of sales based on a systematic and rational allocation of the consideration received relative to the transaction that marks the progress of the Company toward earning the rebate or refund. If the amounts are not probable and reasonably estimable, rebate income is recognized upon achieving the performance measure.

Some rebates received from third party vendors require the Company to make assumptions and judgments regarding specific purchase or sales levels and an estimation of the related inventory turns. The Company constantly reviews the relevant significant assumptions and estimates and makes adjustments as necessary. Although the Company believes that the assumptions and estimates used are reasonable, significant changes in these arrangements or purchase volumes could have a material effect on future cost of sales.

Self-insurance reserves. It is the Company's policy to self insure for certain insurable risks consisting primarily of physical loss to property, business interruptions, workers' compensation, comprehensive general and auto liability. Insurance coverage is obtained for catastrophic property and casualty exposures as well as those risks required to be insured by law or contract. Liabilities relating to worker's compensation, comprehensive general and auto liability claims are based on independent actuarial estimates of the aggregate liability for claims incurred and an estimate of incurred but not reported claims. The actuarial estimates are subject to a high degree of uncertainty from various sources, including changes in claim reporting patterns, claim settlement patterns, judicial decisions, legislation, and economic conditions. Although the Company believes that the actuarial estimates are reasonable, significant differences related to the items noted above could materially affect the Company's self-insurance obligations and future expense.

Long-lived assets. The Company periodically evaluates the period of depreciation or amortization for long-lived assets to determine whether current circumstances warrant revised estimates of useful lives. The Company reviews its property, plant and equipment for impairment whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. Recoverability is measured by a comparison of the carrying amount to the net undiscounted cash flows expected to be generated by the asset. An impairment loss would be recorded for the excess of net book value over the fair value of the asset impaired. The fair value is estimated based on expected discounted future cash flows.

With respect to owned property and equipment associated with closed stores, the value of the property and equipment is adjusted to reflect recoverable values based on the Company's prior history of disposing of similar assets and current economic conditions.

The results of impairment tests are subject to management's estimates and assumptions of projected cash flows and operating results. The Company believes that, based on current conditions, materially different reported results are not likely to result from long-lived asset impairments. However, a change in assumptions or market conditions could result in a change in estimated future cash flows and the likelihood of materially different reported results.

Intangible assets and goodwill. In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 142 ("SFAS 142"), "Goodwill and Other Intangible Assets." SFAS 142 requires companies to cease amortizing goodwill that existed at the time of adoption and establish a new method for testing goodwill for impairment on an annual basis at the reporting unit level (or an interim basis if an event occurs that might reduce the fair value of a reporting unit below its carrying value). The Company has determined that it is contained within one reporting unit and, as such, impairment is tested at the company level. SFAS 142 also requires that an identifiable intangible asset that is determined to have an indefinite useful economic life not be amortized, but separately tested for impairment using a fair value based approach.

The evaluation of goodwill and intangibles with indefinite useful lives for impairment requires management to use significant judgments and estimates including, but not limited to, projected future revenue and cash flows. The Company believes that, based on current conditions, materially different reported results are not likely to result from goodwill and intangible impairments. However, a change in assumptions or market conditions could result in a change in estimated future cash flows and the likelihood of materially different reported results.

Store closing costs. The Company provides for closed store liabilities relating to the estimated post-closing lease liabilities and other related exit costs associated with the store closing commitments. The closed store liabilities are usually paid over the lease terms associated with the closed stores having remaining terms ranging from one to 17 years. The Company estimates the lease liabilities, net of estimated sublease income only to the extent of the liability, using a discount rate based on long-term rates with a remaining lease term based on an estimated disposition date to calculate the present value of the anticipated rent payments on closed stores. Other exit costs include estimated real estate taxes, common area maintenance, insurance and utility costs to be incurred after the store closes over the anticipated lease term. Store closings are generally completed within one year after the decision to close.

Adjustments to closed store liabilities and other exit costs primarily relate to changes in subtenants and actual exit costs differing from original estimates. Adjustments are made for changes in estimates in the period in which the change becomes known. Any excess accrued store closing liability remaining upon settlement of the obligation is reversed to income in the period that such settlement is determined. Inventory write-downs, if any, in connection with store closings, are classified in cost of sales. Costs to transfer inventory and equipment from closed stores are expensed as incurred. Severance costs are rarely incurred in connection with ordinary store closings.

Store closing liabilities are reviewed quarterly and adjusted to ensure that any accrued amount is properly stated. Although the Company believes that the estimates used are reasonable, significant differences related to the items noted above or a change in market conditions could materially affect the Company's reserve for closed store obligations and future expense.

Recently Issued Accounting Standards

Emerging Issues Task Force (EITF) No. 02-16, "Accounting by a Customer for Certain Consideration Received from a Vendor" was adopted on a prospective basis during the third quarter of the current fiscal year. Issue 02-16 provides guidance for the accounting of cash consideration given to a reseller from a vendor. The adoption of Issue 02-16 did not have a material effect on the Company's financial statements.

Statement of Financial Accounting Standards No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections" ("SFAS 145"), became effective for the Company in July 2002. The adoption of SFAS 145 requires that losses on early extinguishment of debt be included in continuing operations rather than as an extraordinary item. The adoption of this standard did not have a material effect on the Company's financial statements but required the $2.3 million related to early extinguishment of debt previously characterized as an extraordinary item during 2002 be reclassified to interest expense.

Statement of Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146"), provides guidance on the recognition and measurement of liabilities for costs associated with exit or disposal activities. The provisions of this statement are effective for the Company for exit or disposal activities that are initiated after December 31, 2002. The adoption of this standard did not have a material effect on the Company's financial statements.

Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure, an Amendment to FASB Statement No. 123" ("SFAS 148"), provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based compensation and requires prominent disclosures in both annual and interim financial statements. The Company accounts for stock-based employee compensation in accordance with the Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation". SFAS 148 will have no impact on the Company's financial statements.

Statement of Financial Accounting Standards No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities," amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under FASB Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities". This standard is effective for contracts entered into or modified after June 30, 2003. The Company does not expect that the adoption of this standard will have a material effect on the Company's financial statements.

Statement of Financial Accounting Standards No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity," provides guidance on classification and measurement of certain financial instruments with characteristics of both liabilities and equity. This standard is effective for financial instruments entered into or modified after May 31, 2003. The Company does not expect that the adoption of this standard will have a material effect on the Company's financial statements.

FASB Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others", was issued by the FASB in November of 2002. FIN 45 provides guidance relating to initial recognition and measurement of the guarantees and is effective on a prospective basis for guarantees issued or modified after December 31, 2002. These provisions did not have a material effect on the Company's financial statements in fiscal 2003.

FASB Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities", was issued by the FASB in January of 2003. FIN 46 provides guidance relating to the identification of, and financial reporting for, variable-interest entities, as defined in the Interpretation. The Company does not expect that the adoption of this standard will have a material effect on the Company's financial statements.

Forward-Looking Statements

Certain statements made in this report, and other written or oral statements made by or on behalf of the Company, may constitute "forward-looking statements" within the meaning of the federal securities laws. Statements regarding future events and developments and the Company's future performance, as well as management's expectations, beliefs, plans, estimates or projections relating to the future, are forward-looking statements within the meaning of these laws.

All forward-looking statements are subject to certain risks and uncertainties that could cause actual events to differ materially from those projected. Management believes that these forward-looking statements are reasonable. However, you should not place undue reliance on such statements. These statements are based on current expectations and speak only as of the date of such statements. The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of future events, new information or otherwise. Additional information concerning the risks and uncertainties listed above, and other factors that you may wish to consider, is contained elsewhere in the Company's filings with the Securities and Exchange Commission.

Factors that could cause the Company's actual results to differ materially from the expected results described in the Company's forward-looking statements include, but are not limited to:

- our ability to implement and execute our strategic vision;
- our response to changing customer demands and spending patterns;
- the success of our Customer Reward Card program in tailoring product offerings to customer preferences;
- our response to the entry of new competitors in our markets, especially from non-traditional grocery retailers such as mass merchandisers, supercenters, warehouse club stores, dollar-discount stores, drug stores and conventional department stores;
- the success of our pricing and promotional policies;
- our ability to appropriately maintain our store facilities and execute our in-store operational plan;
- consolidation in the supermarket industry;
- changes in federal, state or local laws or regulations affecting food manufacturing, distribution, or retailing, including environmental regulations;
- the impact of changes in the Company's debt ratings by nationally recognized rating agencies;
- our ability to recruit, retain and develop key management and employees;
- our ability to integrate acquired operations;
- our ability to develop new stores or complete remodels as planned;
- our ability to successfully implement new technology;
- the rate of inflation or deflation; and
- general business and economic conditions in the Company's operating regions.

Quantitative and Qualitative Disclosures About Market Risk

The Company manages its exposure to changes in market interest rates. The interest rate exposure arises primarily from the interest payment terms of the Company's borrowing agreements. Interest rate swap agreements are used to adjust the interest rate risk exposures that are inherent in its portfolio of funding sources. The Company has not established any interest risk positions for purposes other than managing the risk associated with its portfolio of funding sources. Counterparties to interest rate swap agreements are major financial institutions. The Company has established counterparty credit guidelines and only enters into transactions with financial institutions with long-term credit ratings of 'A' or better. In addition, the Company monitors its position and the credit ratings of its counterparties, thereby minimizing the risk of non-performance by the counterparties.

The table below summarizes the Company's market risks associated with long-term debt obligations and interest rate swaps as of June 25, 2003. For long-term debt obligations, the table presents cash flows related to payments of principal and interest by fiscal year of maturity. For interest rate swaps, the table presents the notional amounts underlying the agreements by year of maturity. The notional amounts are used to calculate contractual payments to be exchanged and are not actually paid or received. Fair values were computed using market quotes, if available, or based on discounted cash flows using market interest rates.

The following table presents the future principal cash flows and weighted-average interest rates expected on the Company's existing long-term debt instruments and interest rate swap agreements.

EXPECTED MATURITY DATE
Dollar amounts in thousands

	2004	2005	2006	2007	2008	Total	Fair Value
Long-term debt							
Fixed rate	$ 276	273	270	267	300,069	$ 301,155	$ 320,655
Average interest rate	9.40 %	9.40 %	9.40 %	9.40 %	8.88 %	8.88 %	
Interest rate swaps							
Fixed to Variable	$ -	-	-	-	300,000	$ 300,000	$ 9,888
Average pay rate	-	-	-	-	9.29 %	9.29 %	
Average receive rate	-	-	-	-	8.88 %	8.88 %	

REPORT OF MANAGEMENT

The Company is responsible for the preparation, integrity and objectivity of the consolidated financial statements and related information appearing in the Annual Report. The consolidated financial statements have been prepared in conformity with generally accepted accounting principles applied on a consistent basis and include amounts that are based on management's best estimates and judgments.

Management is also responsible for maintaining a system of internal controls that provides reasonable assurance that the accounting records properly reflect the transactions of the Company, that assets are safeguarded and that the consolidated financial statements present fairly the financial position and operating results. As part of the Company's controls, the internal audit staff conducts examinations in each of the operations of the Company.

The Audit Committee of the Board of Directors, composed entirely of outside directors, meets periodically to review the results of audit reports and other accounting and financial reporting matters with the independent certified public accountants and the internal auditors.

Frank Lazaran
President and
Chief Executive Officer

Richard P. McCook
Senior Vice President and
Chief Financial Officer

INDEPENDENT AUDITORS' REPORT

The Shareholders and the Board of Directors
Winn-Dixie Stores, Inc.:

We have audited the accompanying consolidated balance sheets of Winn-Dixie Stores, Inc. and subsidiaries as of June 25, 2003 and June 26, 2002, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the years ended June 25, 2003, June 26, 2002 and June 27, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Winn-Dixie Stores, Inc. and subsidiaries at June 25, 2003 and June 26, 2002, and the results of their operations and their cash flows for each of the years ended June 25, 2003, June 26, 2002 and June 27, 2001, in conformity with accounting principles generally accepted in the United States of America.

Jacksonville, Florida
August 6, 2003

KPMG LLP

WINN-DIXIE STORES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
Years ended June 25, 2003, June 26, 2002 and June 27, 2001

Amounts in thousands except per share data

	2003	2002	2001
Net sales	$ 12,168,383	12,334,353	12,238,874
Cost of sales, including warehouse and delivery expenses	8,698,913	8,916,507	8,942,043
Gross profit on sales	3,469,470	3,417,846	3,296,831
Other operating and administrative expenses	3,161,189	3,051,840	2,971,917
Restructuring charges	-	-	147,245
Operating income	308,281	366,006	177,669
Bank agreement termination income	52,740	-	-
Interest:			
Interest on capital lease obligations	3,378	3,810	4,188
Other interest	37,064	57,785	48,657
Total interest	40,442	61,595	52,845
Earnings from continuing operations before income taxes	320,579	304,411	124,824
Income taxes	81,349	117,198	48,036
Net earnings from continuing operations	239,230	187,213	76,788
Discontinued operations (Note 13)			
Loss from discontinued operations	-	(46,432)	(51,182)
Loss on disposal of discontinued operations	-	(126,394)	-
Income tax benefit	-	(72,479)	(19,705)
Net loss from discontinued operations	-	(100,347)	(31,477)
Net earnings	$ 239,230	86,866	45,311
Basic earnings per share:			
Earnings from continuing operations	$ 1.70	1.33	0.55
Loss from discontinued operations (including loss on disposal)	-	(0.71)	(0.23)
Basic earnings per share	$ 1.70	0.62	0.32
Diluted earnings per share:			
Earnings from continuing operations	$ 1.70	1.33	0.55
Loss from discontinued operations (including loss on disposal)	-	(0.71)	(0.23)
Diluted earnings per share	$ 1.70	0.62	0.32
Dividends per share	$ 0.20	0.36	1.02
Weighted average common shares outstanding - basic	140,432	140,290	139,824
Weighted average common shares outstanding - diluted	140,826	140,617	140,399

See accompanying notes to consolidated financial statements.

WINN-DIXIE STORES, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
June 25, 2003 and June 26, 2002

Dollar amounts in thousands except par value	2003	2002
Assets		
Current Assets:		
Cash and cash equivalents	$ 127,515	227,846
Marketable securities	19,188	18,606
Trade and other receivables, less allowance for doubtful items of $2,043 ($2,779 in 2002)	115,485	116,154
Merchandise inventories less LIFO reserve of $216,662 ($215,873 in 2002)	1,046,913	1,063,288
Prepaid expenses and other assets	35,449	53,934
Deferred income taxes	128,904	158,478
Total current assets	1,473,454	1,638,306
Cash surrender value of life insurance, net	16,779	16,197
Property, plant and equipment, net	978,601	966,752
Goodwill	87,808	87,808
Non-current deferred income taxes	106,315	113,291
Other assets, net	127,474	95,555
Total assets	$ 2,790,431	2,917,909
Liabilities and Shareholders' Equity		
Current Liabilities:		
Current portion of long-term debt	$ 276	2,739
Current obligations under capital leases	3,439	3,471
Accounts payable	546,234	509,704
Reserve for insurance claims and self-insurance	97,109	97,230
Accrued wages and salaries	107,538	111,556
Accrued rent	127,654	144,597
Accrued expenses	104,705	174,805
Income taxes payable	31,775	64,582
Total current liabilities	1,018,730	1,108,684
Reserve for insurance claims and self-insurance	144,698	141,777
Long-term debt	310,767	540,612
Obligations under capital leases	21,344	24,787
Defined benefit plan	67,233	52,887
Lease liability on closed stores	149,427	180,785
Other liabilities	49,728	55,993
Total liabilities	1,761,927	2,105,525
Commitments and contingent liabilities (Notes 5, 6, 7, 9 and 11)		
Shareholders' Equity:		
Common stock $1 par value. Authorized 400,000,000 shares; 140,818,083 shares outstanding in 2003 and 140,592,009 in 2002	140,818	140,592
Retained earnings	894,137	676,322
Accumulated other comprehensive loss	(6,451)	(4,530)
Total shareholders' equity	1,028,504	812,384
Total liabilities and shareholders' equity	$ 2,790,431	2,917,909

See accompanying notes to consolidated financial statements.

WINN-DIXIE STORES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended June 25, 2003, June 26, 2002 and June 27, 2001

Dollar amounts in thousands	2003	2002	2001
Cash flows from operating activities:			
Net earnings	$ 239,230	86,866	45,311
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Gain on sale of facilities	-	(7,517)	-
Asset impairment write-off	-	36,959	-
Depreciation and amortization	166,385	175,520	183,559
Deferred income taxes	37,265	(28,141)	60,336
Stock compensation plans	5,421	4,476	8,007
Change in operating assets and liabilities, net of effects from acquisitions:			
Trade and other receivables	669	(6,995)	(1,734)
Merchandise inventories	16,375	115,452	(39,962)
Prepaid expenses and other assets	26,766	12,277	25,416
Accounts payable	36,530	(81,868)	23,009
Income taxes payable	(2,647)	40,288	(61,312)
Defined benefit plan	14,346	3,860	3,786
Reserve for insurance claims and self-insurance	2,801	(9,807)	5,689
Other current accrued expenses	(105,961)	35,579	(7,217)
Subtotal	437,180	376,949	244,888
Income taxes and interest paid on company owned life insurance	(52,002)	-	-
Net cash provided by operating activities	385,178	376,949	244,888
Cash flows from investing activities:			
Purchases of property, plant and equipment, net	(176,704)	(83,541)	(313,319)
Increase in investments and other assets	(42,481)	(28,386)	(6,519)
Marketable securities	-	(18,333)	-
Proceeds from sale of facilities (including inventory)	10,361	65,472	-
Acquisitions, net of cash acquired	-	-	(123,753)
Net cash used in investing activities	(208,824)	(64,788)	(443,591)
Cash flows from financing activities:			
Decrease in short-term borrowings	-	-	(235,000)
Proceeds from issuance of long-term debt	-	-	700,000
Debt issuance costs	-	(681)	(24,210)
Principal payments on long-term debt	(246,279)	(154,271)	(257)
Principal payments on capital lease obligations	(3,475)	(3,129)	(2,857)
Purchase of common stock	(40)	(229)	(17,003)
Proceeds of sales under associates' stock purchase plan	-	1,919	11,833
Dividends paid	(28,151)	(49,899)	(142,853)
Other	1,260	914	535
Net cash (used in) provided by financing activities	(276,685)	(205,376)	290,188
(Decrease) increase in cash and cash equivalents	(100,331)	106,785	91,485
Cash and cash equivalents at the beginning of the year	227,846	121,061	29,576
Cash and cash equivalents at the end of the year	$ 127,515	227,846	121,061
Supplemental cash flow information:			
Interest paid	$ 64,112	58,073	37,064
Interest and dividends received	$ 1,986	1,485	2,327
Income taxes paid	$ 76,881	35,689	29,307

See accompanying notes to consolidated financial statements.

WINN-DIXIE STORES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
Years ended June 25, 2003, June 26, 2002 and June 27, 2001

Amounts in thousands except per share data	Number of Common Shares	Dollar Value of Common Stock	Retained Earnings	Accumulated Other Comprehensive Income	Associates' Stock Loans	Total Shareholders' Equity
Balances at June 28, 2000	140,830	$ 140,830	727,005	-	-	$ 867,835
Comprehensive income:						
Net earnings	-	-	45,311	-	-	45,311
Unrealized loss on derivative instruments, net of tax	-	-	-	(1,587)	-	(1,587)
Total comprehensive income	-	-	45,311	(1,587)	-	43,724
Cash dividends, $1.02 per share	-	-	(142,853)	-	-	(142,853)
Common stock issued and stock compensation expense	811	811	20,988	-	-	21,799
Common stock acquired	(1,180)	(1,180)	(15,823)	-	-	(17,003)
Stock options exercised	5	5	66	-	-	71
Associates' stock loans outstanding	-	-	-	-	(1,919)	(1,919)
Balances at June 27, 2001	140,466	$ 140,466	634,694	(1,587)	(1,919)	$ 771,654
Comprehensive income:						
Net earnings	-	-	86,866	-	-	86,866
Unrealized loss on derivative instruments, net of tax	-	-	-	(3,111)	-	(3,111)
Unrealized gain on marketable securities, net of tax	-	-	-	168	-	168
Total comprehensive income	-	-	86,866	(2,943)	-	83,923
Cash dividends, $0.36 per share	-	-	(49,899)	-	-	(49,899)
Common stock issued and stock compensation expense	110	110	4,261	-	-	4,371
Common stock acquired	(26)	(26)	(203)	-	-	(229)
Stock options exercised	42	42	603	-	-	645
Associates' stock loans, payments	-	-	-	-	1,919	1,919
Balances at June 26, 2002	140,592	$ 140,592	676,322	(4,530)	-	$ 812,384
Comprehensive income:						
Net earnings	-	-	239,230	-	-	239,230
Realized loss on derivative instruments, net of tax	-	-	-	4,698	-	4,698
Additional minimum liability, net of tax	-	-	-	(7,511)	-	(7,511)
Unrealized gain on marketable securities, net of tax	-	-	-	892	-	892
Total comprehensive income	-	-	239,230	(1,921)	-	237,309
Cash dividends, $0.20 per share	-	-	(28,151)	-	-	(28,151)
Common stock issued and stock compensation expense	126	126	5,384	-	-	5,510
Common stock acquired	(3)	(3)	(37)	-	-	(40)
Stock options exercised	103	103	1,389	-	-	1,492
Balances at June 25, 2003	**140,818**	**$ 140,818**	**894,137**	**(6,451)**	**-**	**$ 1,028,504**

See accompanying notes to consolidated financial statements.

Dollar amounts in thousands except per share data, unless otherwise stated

1. Summary of Significant Accounting Policies

(a) **The Company:** Winn-Dixie Stores, Inc. and its subsidiaries (the "Company") operate as a major food retailer in twelve states and the Bahama Islands. As of June 25, 2003, the Company operated 1,073 retail stores, 33 fuel centers and 44 liquor stores. In support of its retail operations, the Company has 15 warehouse distribution centers and 16 manufacturing plants.

(b) **Fiscal Year:** The fiscal year ends on the last Wednesday in June. Fiscal years 2003, 2002 and 2001 are comprised of 52 weeks.

(c) **Basis of Consolidation:** The consolidated financial statements include the accounts of Winn-Dixie Stores, Inc. and its subsidiaries. All subsidiaries are wholly owned and fully consolidated with the exception of Bahamas Supermarkets Limited, which is owned approximately 78% by W-D Bahamas Limited. Significant inter-company accounts and transactions have been eliminated in consolidation.

(d) **Estimates:** The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(e) **Cash and Cash Equivalents:** Cash equivalents consist of highly liquid investments with an original maturity of three months or less when purchased. Cash and cash equivalents are stated at cost plus accrued interest, which approximates market. During fiscal year 2003, the highly liquid investments earned an average interest rate of approximately 2.2%.

(f) **Marketable Securities:** Marketable securities consist principally of fixed income securities categorized as available-for-sale. Available-for-sale securities are recorded at fair value. Unrealized holding gains and losses, net of the related tax effect, are excluded from earnings and reported as a separate component of shareholders' equity until realized. A decline in the fair value of available-for-sale securities below cost that is deemed other than temporary is charged to earnings, resulting in the establishment of a new cost basis for the security. Realized gains and losses are included in earnings and are derived using the specific identification method for determining the cost of securities sold.

(g) **Inventories:** Inventories are stated at the lower of cost or market. The "dollar value" last-in, first-out (LIFO) method is used to determine the cost of approximately 85% of inventories consisting primarily of merchandise in stores and distribution warehouses.

Manufacturing, pharmacy and produce inventories are valued at the lower of first-in, first-out (FIFO) cost or market. Elements of cost included in manufacturing inventories consist of material, direct labor and plant overhead.

The company evaluates inventory shortages throughout the year based on actual physical counts in the facilities. Allowances for inventory shortages are recorded based on the results of these counts to provide for estimated shortages as of the balance sheet date.

(h) **Revenue Recognition:** Revenue is recognized at the point of sale for retail sales. Sales discounts are offered to customers at the time of purchase as part of the Company's Customer Reward Card program as well as other promotional events. All sales discounts are recorded as a reduction of sales at the time of purchase.

Additionally, the Company offers awards to customers based on an accumulation of points as part of its Customer Reward Card program. The Company establishes a reserve for outstanding points.

(i) **Merchandise Cost:** The Company adopted the provisions of EITF 02-16 "Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor" (EITF 02-16) on a prospective basis during the third quarter of the current fiscal year. The Company receives various rebates from third party vendors in the form of promotional allowances, quantity discounts and payments under merchandising agreements. Such rebates are classified as either a reduction to cost of goods sold or a reduction of cost incurred, depending on the nature of the rebate.

Promotional allowances, including lump sum payments associated with long- term contracts, are recorded as a component of cost of sales as they are earned, the recognition of which is determined in accordance with the underlying agreement with the vendor, the authoritative guidance and completion of the earnings process. Portions of promotional allowances that are contractually refundable to the vendor, in whole or in part, are deferred from recognition until realization is assured.

Quantity discounts and merchandising agreements are typically measured and earned based on inventory purchases or sales volume levels and are received from vendors at the time certain performance measures are achieved. These performance-based rebates are recognized as a component of cost of sales based on a systematic and rational allocation of the consideration received relative to the transaction that marks the progress of the Company toward earning the rebate or refund. If the amounts are not probable and reasonably estimable, rebate income is recognized upon achieving the performance measure.

(j) **Derivatives:** The Company records changes in the fair value of derivatives to current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction.

(k) **Advertising:** The Company expenses the costs of advertising as incurred. Advertising and promotion expenses totaled $136.8 million, $141.0 million and $136.4 million for fiscal 2003, 2002 and 2001, respectively.

(l) **Income Taxes:** Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using the enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled.

(m) **Self Insurance:** The Company is primarily self-insured for workers' compensation, automobile, general liability, and property losses. Insurance coverage is maintained for claims exceeding the self-insured retention amounts of $2 million per occurrence for automobile and general liability and $1.5 million per occurrence for workers' compensation. Insurance coverage is maintained for property losses exceeding an annual aggregate of $5 million (annual aggregate of $10 million for windstorm and wind-driven rain).

The Company's reserve for insurance claims and self insurance is determined actuarially based on claims filed and an estimate of claims incurred but not reported.

(n) **Property, Plant and Equipment:** Property, plant and equipment are stated at historical cost. Depreciation is provided over the

Dollar amounts in thousands except per share data, unless otherwise stated

1. Summary of Significant Accounting Policies - *continued*

estimated useful lives by the straight-line method. Store equipment depreciation is based on lives varying from five to eight years. Transportation equipment depreciation is based on lives varying from three to ten years. Warehouse and manufacturing equipment depreciation is based on lives varying from five to ten years. Amortization of improvements to leased premises is provided principally by the straight-line method over the terms of the leases or the estimated useful lives of the improvements, whichever is less.

Interest costs on significant projects constructed for the Company's own use are capitalized as part of the costs of the newly constructed facilities.

The Company reviews its property, plant and equipment for impairment whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. Recoverability is measured by comparing the carrying amount to the net undiscounted cash flows expected to be generated by the asset. An impairment loss would be recorded for the excess of net book value over the fair value of the asset impaired. The fair value is estimated based on expected discounted future cash flows.

(o) **Store Opening and Closing Costs:** The costs of opening new stores and closing old stores are charged to earnings in the year incurred. An expense is recorded for the present value of expected future rent payments, net of sublease income, in the year that a store closes.

(p) **Earnings Per Share:** Earnings per common share are based on the weighted average number of common shares outstanding. Diluted earnings per share amounts are based on the weighted average number of common shares outstanding, plus the incremental shares that would have been outstanding upon the assumed exercise of all dilutive stock options, subject to anti-dilution limitations. For 2003, 2002, and 2001 options to purchase 2,543,095, 1,608,755, and 669,396 shares of common stock at prices ranging from $13.81 to $41.51, $18.10 to $41.51, and $27.00 to $41.51, respectively, were not included in the computation of fully-diluted earnings per share since the exercise price of such options were greater than the average market price of the common shares and, therefore, the effect would be anti-dilutive. The following weighted average numbers of shares of common stock were used in the calculations of earnings per share.

Shares

	2003	2002	2001
Basic	**140,431,500**	140,289,812	139,823,835
Diluted	**140,826,021**	140,616,941	140,399,055

(q) **Comprehensive Income:** The Company reports comprehensive income in accordance with SFAS 130, "Reporting Comprehensive Income". Comprehensive income refers to revenues, expenses, and gains and losses that are not included in net earnings but rather are recorded directly in stockholders' equity. Accumulated other comprehensive income is comprised of unrealized gains/losses on available-for-sale securities, unrealized gains/losses on derivatives and additional minimum liability related to the Company's defined benefit plan.

(r) **Stock-Based Compensation:** The Company follows Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), which establishes a fair value-based method of accounting for stock-based compensation plans.

(s) **Goodwill and Other Intangibles:** The Company follows Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"), which establishes that intangible assets with an indefinite useful life shall not be amortized until their useful life is determined to be no longer indefinite and should be tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. SFAS 142 states that goodwill should not be amortized but tested for impairment for each reporting unit, on an annual basis and between annual tests in certain circumstances.

(t) **New Accounting Pronouncements:** Emerging Issues Task Force (EITF) No. 02-16, "Accounting by a Customer for Certain Consideration Received from a Vendor" was adopted on a prospective basis during the third quarter of the current fiscal year. Issue 02-16 provides guidance for the accounting of cash consideration given to a reseller from a vendor. The adoption of Issue 02-16 did not have a material effect on the Company's financial statements.

Statement of Financial Accounting Standards No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections" ("SFAS 145"), became effective for the Company in July 2002. The adoption of SFAS 145 requires that losses on early extinguishment of debt be included in continuing operations rather than as an extraordinary item. The adoption of this standard did not have a material effect on the Company's financial statements but required the $2.3 million related to early extinguishment of debt previously characterized as an extraordinary item during fiscal 2002 be reclassified to interest expense.

Statement of Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146"), provides guidance on the recognition and measurement of liabilities for costs associated with exit or disposal activities. The provisions of this statement are effective for the Company for exit or disposal activities that are initiated after December 31, 2002. The adoption of this standard did not have a material effect on the Company's financial statements.

Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure, an Amendment to FASB Statement No. 123" ("SFAS 148"), provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based compensation and requires prominent disclosures in both annual and interim financial statements. The Company accounts for stock based employee compensation in accordance with the Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation". SFAS 148 will have no impact on the Company's financial statements.

Statement of Financial Accounting Standards No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities," amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under FASB Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities". This standard is effective for contracts entered into or modified after June 30,

Dollar amounts in thousands except per share data, unless otherwise stated

1. Summary of Significant Accounting Policies- *continued*

2003. The Company does not expect that the adoption of this standard will have a material effect on the Company's financial statements.

Statement of Financial Accounting Standards No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity," provides guidance on classification and measurement of certain financial instruments with characteristics of both liabilities and equity. The Company does not expect that the adoption of this standard will have a material effect on the Company's financial statements.

FASB Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others", was issued by the FASB in November of 2002. FIN 45 provides guidance relating to initial recognition and measurement of guarantees and is effective on a prospective basis for guarantees issued or modified after December 31, 2002. This provision did not have a material effect on the Company's financial statements in fiscal 2003.

FASB Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities", was issued by the FASB in January of 2003. FIN 46 provides guidance relating to the identification of, and financial reporting for, variable-interest entities, as defined in the Interpretation. The Company does not expect that the adoption of this standard will have a material effect on the Company's financial statements.

(u) **Business Reporting Segments:** The Company has determined that its operations are within one reportable segment. Accordingly, financial information on industry segments is omitted because, apart from the principal business of operating retail self-service food stores, the Company has no other industry segments. All sales of the Company are to customers within the United States and the Bahama Islands. All assets of the Company are located within the United States and the Bahama Islands. Sales and assets related to and located in the Bahama Islands represent less than 1% of the Company's total sales and assets.

(v) **Reclassification:** Certain prior year amounts have been reclassified to conform to the current year's presentation.

2. Merchandise Inventories

At June 25, 2003, inventories valued by the LIFO method would have been $216,662 higher ($215,873 higher at June 26, 2002) if they were stated at the lower of FIFO cost or market. If the FIFO method of inventory valuation had been used, reported net earnings from continuing operations would have been $509, or $0.00 per diluted share, higher in fiscal 2003, $2,791, or $0.02 per diluted share, lower in fiscal 2002 and $7,354, or $0.05 per diluted share, lower in fiscal 2001.

During 2003 and 2002, certain inventory quantity reductions caused a liquidation of LIFO inventory values. The liquidations increased net earnings by $2,179, or $0.02 per diluted share and $3,948 or $0.03 per diluted share, and $3,260 or $0.02 per diluted share in fiscal 2003, 2002 and 2001, respectively.

3. Goodwill and Other Intangible Assets

Goodwill is not amortized but is tested for impairment on an annual basis and between annual tests in certain circumstances. In accordance with the guidelines in Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"), the Company determined it has one reporting unit. The Company has performed an impairment review during the current fiscal year, and concluded that there were no necessary adjustments.

Other intangible assets consist of a non-compete fee and the cost of purchasing pharmacy prescription files. The Company reassessed the useful lives of other intangible assets and determined the useful lives are appropriate in determining amortization expense. The balance of other intangible assets, which is a component of Other assets, net on the Consolidated Balance Sheets, as of June 25, 2003 and June 26, 2002 is as follows:

	2003	2002
Other intangible assets	$ 7,759	7,461
Less: Accumulated amortization	3,755	2,547
Other intangible assets, net	$ 4,004	4,914

Amortization expense for other intangible assets for fiscal 2003, 2002 and 2001 was $1,208, $1,201 and $903, respectively. The estimated remaining amortization expense for each of the fiscal years subsequent to June 25, 2003 is as follows:

Fiscal Year	Amortization Expense
2004	$ 1,173
2005	1,119
2006	429
2007	123
2008	123
Thereafter	1,037
	$ 4,004

Dollar amounts in thousands except per share data, unless otherwise stated

3. Goodwill and Other Intangible Assets - *continued*

The effects of adoption of SFAS 142 on net earnings from continuing operations and earnings per share from continuing operations is as follows:

Continuing Operations	2003	2002	2001
Reported net earnings	$ 239,230	187,213	76,788
Goodwill amortization (net of tax)	-	-	1,954
Adjusted net earnings	$ 239,230	187,213	78,742
Adjusted basic earnings	$ 1.70	1.33	0.56
Adjusted diluted earnings	$ 1.70	1.33	0.56

4. Property, Plant and Equipment, net

Property, plant and equipment, net consists of the following:

	2003	2002
Land and land improvements	$ 42,401	42,188
Buildings	176,026	176,125
Furniture, fixtures, machinery and equipment	1,956,612	1,943,693
Transportation equipment	147,453	121,322
Improvements to leased premises	542,681	499,009
Construction in progress	33,018	15,507
	2,898,191	2,797,844
Less: Accumulated depreciation	1,933,760	1,847,475
	964,431	950,369
Leased property under capital leases, less accumulated amortization of $38,060 ($36,287 in 2002)	14,170	16,383
Property, plant and equipment, net	$ 978,601	966,752

During fiscal 2002, the Company tested several long-lived assets for recoverability. The Company recognized that the carrying amounts of these long-lived assets were not recoverable, based on the impairment test performed. For the assets that were determined to be impaired, the impairment charge was calculated to be the difference between the carrying value of the asset and their fair market value less estimated cost to sell. An impairment charge of $21.6 million is included in other operating and administrative expense in fiscal 2002. The assets impaired were primarily inactive store operating equipment. The Company reviewed the previous sales of store operating equipment, in conjunction with market price quotes received, to determine the fair value of the long-lived assets impaired.

In addition, the Company incurred a non-cash charge of $15,393 during fiscal 2002 for impairment of long-lived assets related to the discontinued operations as further described in Note 13.

5. Income Taxes

Income tax expense (benefit) consists of:

	Current	Deferred	Total
2003			
Federal	$ 40,600	31,679	72,279
State	3,484	5,586	9,070
	$ 44,084	37,265	81,349
2002			
Federal	$ 60,951	(22,126)	38,825
State	11,812	(5,918)	5,894
	$ 72,763	(28,044)	44,719
2001			
Federal	$ (33,422)	58,508	25,086
State	1,416	1,829	3,245
	$ (32,006)	60,337	28,331

Dollar amounts in thousands except per share data, unless otherwise stated

5. Income Taxes - *continued*

The following reconciles income tax expense to income tax federal statutory income tax rate:

	2003	2002	2001
Federal statutory income tax rate	35.0 %	35.0 %	35.0 %
State and local income taxes, net of federal income tax benefits	1.9	2.9	2.8
Tax credits	(0.6)	(1.4)	(4.0)
Company-owned life insurance (COLI)	(8.7)	-	2.8
Other, net	(2.2)	(2.5)	1.9
	25.4 %	34.0 %	38.5 %

The Company held company-owned life insurance (COLI) policies and deducted interest on outstanding loans from March 1993 to December 1997. In the fall of 1996, Congress passed legislation phasing out such deductions over a three-year period. The Company established a reserve for taxes and interest related to this issue since it received an unfavorable opinion in October 1999 and a computational decision in January 2000. During 2003, the Company paid $52.0 million in taxes and interest to the Internal Revenue Service to settle this issue. During the fourth quarter, the Company obtained a settlement with the IRS on the COLI issues. As a result, tax reserves totaling $28.0 million were reversed.

The effective rate for fiscal 2003 reflects the COLI adjustment, tax credits from contributions made to the State of Florida for the Nonprofit Scholarship Funding Organizations Program and adjustments from the resolution of other tax issues. The effective rate for fiscal 2002 reflects the tax benefit obtained from the discontinued operations.

Components of net deferred tax assets

	2003	2002
Deferred tax assets:		
Reserve for insurance claims and self-insurance	$ 84,140	82,504
Reserve for vacant store leases	59,522	72,496
Unearned promotional allowance	21,847	16,806
Reserve for accrued vacations	11,733	11,292
State net operating loss carry forwards	32,151	31,586
Excess of book over tax depreciation	9,775	64,335
Other comprehensive income	3,551	2,836
Excess of book over tax rent expense	660	857
Excess of book over tax retirement expense	25,015	23,773
Uniform capitalization of inventory	8,263	9,890
Restructuring costs	22,454	29,015
Other, net	55,697	66,872
	334,808	412,262
Less: Valuation allowance	38,934	35,913
Gross deferred tax assets	295,874	376,349
Deferred tax liabilities:		
Excess of tax over book depreciation	(46,374)	(85,111)
Undistributed earnings of the Bahamas subsidiary	(2,169)	(5,382)
Uniform capitalization of inventory	(633)	(527)
Other, net	(11,479)	(13,560)
Gross deferred tax liabilities	(60,655)	(104,580)
Net deferred tax assets	$ 235,219	271,769

Dollar amounts in thousands except per share data, unless otherwise stated

5. Income Taxes - *continued*

The Company believes the results of historical taxable income and the results of future operations will generate sufficient taxable income to realize the net deferred tax assets.

At June 25, 2003, the Company had net operating loss carry forwards for state income tax purposes of approximately $775.0 million that expire from 2004 through 2022. The utilization of certain net operating loss carry forwards may be limited in any given year. A valuation allowance has been provided for net operating losses that are not expected to be utilized.

6. Debt

	2003	2002
364-day $100,000 revolving credit facility due 2004; interest payable at LIBOR plus 2.50%	$ -	-
Five-year $200,000 revolving credit facility due 2006; interest payable at LIBOR plus 2.50%	-	-
Mortgage note payable due 2007; interest payable at 9.40% and monthly $22 principal and interest payments and 10.0% of principal paid annually each October	1,155	1,434
Six-year term loan due 2007; interest payable at LIBOR plus 2.75% and $1,000 quarterly principal payments	-	246,000
8.875% senior notes due 2008; interest payable semiannually on April 1 and October 1	309,888	295,917
Total	311,043	543,351
Less current portion	276	2,739
Long-term portion	$ 310,767	540,612

The Company's senior secured credit facility includes the 364-day revolving credit agreement, the five-year revolving credit agreement, and the six-year term loan. The Company prepaid $243.0 million on the six-year term loan in the current year resulting in the $6.4 million of debt issue cost recognized in interest expense.

The carrying amount of the Company's long-term debt is $311,043 and the fair value is $320,655 as of June 25, 2003. At June 25, 2003, the Company increased the fair value of 8.875% senior notes by $9.9 million and recorded the interest rate swap asset of $9.9 million in Other assets, net on the Consolidated Balance Sheets.

The senior secured credit facilities and the unsecured notes contain certain covenants as defined in the credit agreement and indenture including maintaining a certain minimum leverage ratio, fixed charge coverage ratio, funded debt to earnings before interest, taxes, depreciation and amortization and rent (EBITDAR) ratio and tangible net worth.

The Company had $79.3 million in outstanding letters of credit used to support insurance obligations and inventory purchases. The Company pays weighted average commitment fees of 1.9% on the outstanding letters of credit.

Aggregate principal maturities on long-term debt for each of the twelve-month periods subsequent to June 25, 2003 are as follows:

Fiscal Year	Long-term Debt
2004	$ 276
2005	273
2006	270
2007	267
2008	300,069
Total	$ 301,155

Dollar amounts in thousands except per share data, unless otherwise stated

7. Derivatives

The Company utilizes derivative financial instruments to reduce its exposure to adverse fluctuations in interest rates. The Company does not enter into derivative financial instruments for trading purposes. The Company records all derivative instruments at their fair value in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities".

The Company has two interest rate swap agreements in effect as of June 25, 2003. The agreements have notional amounts of $200.0 million and $100.0 million and effectively convert the fixed interest rate of 8.875% on the $300.0 million senior notes to variable interest rates at six-month London InterBank Offer Rate ("LIBOR") plus 525 and 497 basis points, respectively. The variable interest rates are fixed semiannually on the first day of April and October. The six-month LIBOR was 1.23% on April 1, 2003. The Company repriced the swap agreements on January 22, 2003 and August 2, 2002, the proceeds received totaled $15.0 million as a result of the termination of the old agreements, which will be recognized over the life of the senior notes as an adjustment to interest expense.

The Company designated the interest rate swap agreements on the senior notes as perfectly effective fair value hedges and, accordingly, uses the short-cut method of evaluating effectiveness. As permitted by the short-cut method, the change in fair value of the interest rate swaps is reflected as a change in the carrying value of the swaps, with an offset to earnings. The change in fair value of the senior note is reflected in the carrying value of the note, with an offset to earnings. There is no ineffectiveness to be recorded. At June 25, 2003, the Company increased the fair value of 8.875% senior notes by $9.9 million and recorded the interest rate swap asset of $9.9 million in Other assets, net on the Consolidated Balance Sheets.

The Company unwound an interest rate swap with a notional amount of $100.0 million and a maturity date of March 29, 2004, on January 29, 2003 and its interest rate swap with a notional amount of $150.0 million and a maturity date of March 29, 2003, on July 26, 2002 resulting in total payments of $7.5 million that were recognized in interest expense.

8. Stock Compensation Plans

The Company has various stock option, stock purchase and inceptive plans to reward employees and key executives of the Company. Under SFAS 123, discounts on stock purchase plans, the fair value of restricted stock and options at date of grant under the restricted stock plan and the key employee stock option plan are charged to compensation costs over the vesting or performance period.

Compensation cost charged against income was $5.4 million, $4.5 million and $8.0 million in fiscal 2003, 2002 and 2001, respectively.

The per share weighted fair value of the stock options granted was $5.29, $7.55 and $3.09 for fiscal 2003, 2002 and 2001, respectively. These amounts were estimated on the date of the grant using the Black-Scholes option pricing model under the following assumptions:

Black Scholes Assumption	2003	2002	2001
Risk-free interest rate	3.9 %	6.2 %	6.2 %
Dividend yield	1.3 %	3.9 %	7.0 %
Expected life (years)	6.5	6.5	6.5
Volatility	35.1 %	35.1 %	34.0 %

(a) **Stock Purchase Plan:** The Company has a stock purchase plan in effect for associates. Under the terms of this Plan, the Company may grant options to purchase restricted shares of the Company's common stock at a price not less than the lesser of 85% of the fair market value at the date of grant or 85% of the fair market value at the time of exercise. There are 5,481,835 shares of the Company's common stock available for issuance under the Plan. Loans to associates for the purchase of the Company's common stock are reported in the consolidated financial statements as a reduction of Shareholders' Equity. There are no loans outstanding at June 25, 2003 or June 26, 2002.

Dollar amounts in thousands except per share data, unless otherwise stated

8. Stock Compensation Plans - *continued*

(b) **Restricted Stock Plan:** The Company has a restricted stock plan. Under this plan, the Company may issue restricted shares of the Company's common stock to certain eligible key employees determined by the Company's compensation committee. The following table shows the number of shares issued, forfeited, vested and outstanding.

Restricted shares outstanding	Weighted Average Issue Price	Total	Number of shares				
			2003	2002	2001	2000	1999
1999 Plan							
Shares Issued	$ 41.12	252,097	-	-	-	-	252,097
Shares Forfeited		244,336	4,947	6,987	169,263	18,592	44,547
Outstanding		7,761					
2000 Plan							
Shares Issued	$ 25.75	239,030	-	-	-	239,030	-
Shares Forfeited		170,494	38,584	3,952	34,834	93,124	-
Shares Vested		19,374	19,374	-	-	-	-
Outstanding		49,162					
2001 Plan							
Shares Issued	$ 15.22	103,992	-	828	103,164	-	-
Shares Forfeited		15,458	8,201	5,065	2,192	-	-
Shares Vested		84,852	22,146	30,452	32,254	-	-
Outstanding		3,682					
2002 Plan							
Shares Issued	$ 20.28	128,413	-	128,413	-	-	-
Shares Forfeited		19,253	11,659	7,594	-	-	-
Shares Vested		72,893	45,885	27,008	-	-	-
Outstanding		36,267					
2003 Plan							
Shares Issued	$ 14.87	201,324	201,324	-	-	-	-
Shares Forfeited		18,715	18,715	-	-	-	-
Shares Vested		44,437	44,437	-	-	-	-
Outstanding		138,172					
Shares outstanding, June 25, 2003		235,044					

The vesting of shares issued prior to January 2000 is contingent upon certain specified goals being attained over a three-year period. The shares issued after such date vest over time. Some of the shares issued vest one-third each year beginning with the third year from the date of issue, based on continued employment. Some of the shares issued vest one-third each year beginning on the first anniversary of the date of grant, based on continued employment. Other shares issued vest one-fifth each year beginning on the first anniversary date of the recipient's employment with the company, based on continued employment. At June 25, 2003 the Company had recorded $3.4 million of deferred compensation.

Dollar amounts in thousands except per share data, unless otherwise stated

8. Stock Compensation Plans – *continued*

(c) **Stock Option Plans:** The Company has made shares of the Company's stock available for grant under stock plans described below.

1. **Key Employee:** Under the Company's Key Employee Stock Option Plan, 5,000,000 shares of the Company's common stock were made available for grant at an exercise price of no less than the market value at date of grant. Options granted under this plan prior to January 2000 are earned after three years if certain performance goals are attained. Options granted in or after January 2000 become exercisable over time. Some of these options vest over a three-year period with one-third of the options vesting each year beginning on June 15, 2001, if the employee remains employed by the Company in a key position. Other options vest over a five-year period with one-fifth of the options vesting each year beginning on the first anniversary date of the recipient's employment with the company, if the employee remains employed by the Company in a key position. The Company's compensation committee has the discretion under the plan to determine the eligible key employees, the exercise price and the vesting requirements, if any.
2. **Retention and Attraction Program:** As part of the Company's retention and attraction program, 1,200,000 shares of the Company's common stock were made available for grant to key employees beginning on January 28, 2000 at an exercise price equal to the Company's stock price at the date of grant. Options granted as part of the program are earned over a five-year period, with one-fifth of the options vesting each year beginning on January 28, 2001 if the associate remains employed in his or her position.
3. **CEO Stock Options:** Pursuant to an employment agreement, the President and Chief Executive Officer of the Company received an option to purchase 375,000 shares of the Company's common stock at an exercise price of $12.66 per share. Options are earned over a three-year period, with one-third of the options vesting each year beginning on June 24, 2004. In addition, an option to purchase 500,000 shares is still outstanding and exercisable for the previous President and Chief Executive Officer at an exercise price of $27.00 per share.
4. **Directors' Stock Plan:** The Company has a stock plan for non-employee directors. Under this plan, the Company may issue stock or grant options for the purchase of the Company's common stock to eligible non-employee directors determined by the Company's Corporate Governance Committee. A total of 500,000 shares of the Company's common stock were made available for issuance and option grants. Stock options issued under the plan were exercisable immediately at an exercise price equal to the Company's stock price at the date of grant.
5. **Options Outstanding:**
Changes in options during fiscal 2003, 2002 and 2001, were as follows:

Options Outstanding	Number of Shares	Weighted Average Option Price Per Share
Outstanding - June 28, 2000	1,329,507	$ 24.57
Granted	977,158	14.71
Exercised	(5,000)	14.25
Forfeited	(74,574)	19.37
Outstanding - June 27, 2001	2,227,091	$ 20.44
Granted	545,556	24.32
Exercised	(41,756)	15.45
Forfeited	(99,982)	$ 18.97
Outstanding - June 26, 2002	2,630,909	21.38
Granted	1,086,663	14.09
Exercised	(102,771)	14.52
Forfeited	(564,103)	21.46
Outstanding - June 25, 2003	**3,050,698**	**$ 19.00**
Exercisable - June 25, 2003	**1,887,381**	**$ 20.25**
Shares available for additional grant	**3,316,443**	

The following table sets forth information regarding options outstanding at June 25, 2003:

Options Outstanding Range	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Life (Years)	Number Currently Exercisable	Weighted Average Exercise Prices for Currently Exercisable
$ 11.10 to 16.63	1,746,621	$ 14.22	6.2	864,045	$ 14.54
$ 17.00 to 21.31	369,010	19.81	6.4	235,555	19.82
$ 25.95 to 41.51	935,067	27.62	5.4	787,781	26.64
	3,050,698	**$ 19.00**	**6.0**	**1,887,381**	**$ 20.25**

Dollar amounts in thousands except per share data, unless otherwise stated

9. Leases

(a) Lease Commitments: The principal types of property leased by the Company are store facilities, manufacturing and warehouse buildings, equipment, and delivery vehicles. A majority of the leases in effect relate to store locations and other properties with remaining terms ranging from less than one year to 22 years. Certain lease agreements are classified as capital leases. Assets under capital lease are included in the consolidated balance sheets as follows:

	2003	2002
Store facilities	$ 36,508	36,948
Warehouses and manufacturing facilities	15,722	15,722
	52,230	52,670
Less: Accumulated amortization	38,060	36,287
	$ 14,170	16,383

Future minimum lease payments by year and in the aggregate under the aforementioned leases and other noncancelable operating leases on both closed and open stores having a remaining term in excess of one year at June 25, 2003 are as follows:

Future lease payments	Capital	Operating	Sublease	Net
Fiscal Year:				
2004	$ 6,433	414,270	(11,238)	409,465
2005	5,876	397,221	(9,262)	393,835
2006	5,556	364,361	(7,014)	362,903
2007	4,933	345,622	(4,666)	345,889
2008	4,345	328,419	(3,899)	328,865
Thereafter	12,205	2,618,249	(19,346)	2,611,108
Total minimum lease payments	39,348	4,468,142	(55,425)	4,452,065
Less: Amount representing estimated taxes, maintenance and insurance costs included in total minimum lease payments	658			
Net minimum lease payments	38,690			
Less: Amount representing interest	13,907			
Present value of net minimum lease payments	$ 24,783			

Rental expense and contingent rentals under operating leases were as follows:	2003	2002	2001
Minimum rentals	$ 341,481	357,136	347,130
Contingent rentals	677	899	878
	$ 342,158	358,035	348,008

Dollar amounts in thousands except per share data, unless otherwise stated

9. Leases – *continued*

(b) **Lease Liability on Closed Stores:** The Company accrues for the obligation related to closed store locations based on the present value of expected future rental payments, net of estimated sub-lease income. The following amounts are included in accrued rent and lease liability on closed stores, as of June 25, 2003:

Lease liability on closed stores	
Balance at June 26, 2002	$ 264,386
Additions/adjustments	34,216
Utilization	(82,576)
Balance at June 25, 2003	$ 216,026

The additions/adjustments amount includes the effect on earnings from the accretion of the present value of the expected future rental payments, additional leases added to the accrual and adjustments due to the settlement of certain existing leases. The utilization amount includes payments made for rent and related costs and the buyout of twenty leases. The lease liability on closed stores includes $111.4 million related to restructure and $58.1 million related to the discontinued operations. The additions/adjustments and the utilization for restructure were $11.7 million and $38.6 million, respectively for the year. The current portion of the accrued balance at June 25, 2003 totals $66.6 million and is included in accrued rent.

10. Shareholders' Equity

Comprehensive income differs from net income due to changes in the fair value of the Company's marketable securities, change in the fair value of swap agreements and the additional minimum liability related to pension valuation in the current year. Comprehensive income from continuing operations was $237.3 million, $83.9 million and $43.7 million for fiscal 2003, 2002 and 2001, respectively.

11. Commitments and Contingent Liabilities

(a) **Associate Benefit Programs:** The Company has a Profit Sharing/401(k) Plan which has a noncontributory, trusteed profit sharing feature and a contributory, trusteed 401(k) feature, which is in effect for eligible associates and may be amended or terminated at any time. Charges to earnings for plan contributions amounted to $13,907, $9,751 and $42,317 in fiscal 2003, 2002 and 2001, respectively.

(b) **Defined Benefit Plan Obligation:** The Company has a Management Security Plan (MSP), which is a non-qualified defined benefit plan providing death and retirement benefits to certain executives and members of management. The plan is contributory but is not funded.

Life insurance policies have been purchased to fund the MSP payments. These insurance policies are shown on the balance sheet at their cash surrender values, net of policy loans aggregating $246,322 and $238,502 at June 25, 2003 and June 26, 2002, respectively.

Net periodic benefit expense and the projected benefit obligation are determined using assumptions as of the end of each year. The weighted average discount rate used was 6.0%, 8.0%, and 8.0% for fiscal 2003, 2002 and 2001, respectively.

The components of net periodic benefit expense were as follows:	2003	2002	2001
Service cost	$ 1,405	1,647	1,900
Interest cost	4,392	4,180	3,877
Amortization of prior service cost	-	890	890
Recognized net actuarial loss	1,781	1,420	603
Participant contributions	(472)	(516)	(584)
Net periodic benefit expense	$ 7,106	7,621	6,686

The following provides a reconciliation of the defined benefit obligation:	2003	2002
Change in benefit obligation:		
Balance, beginning of year	$ 52,887	49,027
Service cost	1,405	1,647
Interest cost	4,392	4,180
Amortization of prior service cost	-	890
Actuarial loss	13,427	1,420
Benefits paid	(4,878)	(4,277)
Balance, end of year	67,233	52,887
Unrecognized net actuarial (loss)	(11,646)	-
Accrued benefit cost	$ 55,587	52,887

At June 25, 2003, the Company's additional minimum liability was in excess of the unrecognized prior service costs and transition obligation and was recorded as a reduction of other comprehensive income of $7,511, net of tax benefits in accordance with SFAS No. 87, "Employer's Accounting for Pensions".

Dollar amounts in thousands except per share data, unless otherwise stated

11. Commitments and Contingent Liabilities - *continued*

(c) Retiree Medical Plan: The Company provides medical insurance benefits to employees who terminate employment after attaining 55 years of age and ten years of full time service with the Company. The following provides information on the plan expense and obligations related to medical benefits of retirees. Effective July 1, 2002, employees terminating employment after attaining 55 years of age and completion of ten years of service are eligible to participate but are assessed at the full cost of coverage. The discount rate utilized in determining the cost was 6.0% and 7.25% for fiscal 2003 and 2002, respectively.

The components of net periodic benefit expense were as follows:

	2003	2002
Service cost	$ -	40
Interest cost	1,197	1,424
Amortization of prior service cost	876	876
Recognized net actuarial gain	(92)	-
Net periodic benefit expense	$ 1,981	2,340

The following provides a reconciliation of the post-retirement projected benefit obligation:

	2003	2002
Change in benefit obligation:		
Beginning of year benefit obligation	$ 20,205	20,544
Service cost	-	40
Interest cost	1,197	1,424
Actuarial (gain)	(2,682)	-
Benefits paid	(1,060)	(1,803)
End of year benefit obligation	17,660	20,205
Unrecognized prior service cost	(18,792)	(19,669)
Unrecognized net gain	2,591	-
Accrued benefit cost	$ 1,459	536

A one-percentage point increase in the assumed health care cost trend rates would increase the accumulated post-retirement benefit obligations as of June 25, 2003 by approximately $746 and the total service and interest cost components of net post-retirement health care cost for the year then ended by approximately $47. A one-percentage point decrease in the assumed health care cost trend rates would decrease the accumulated post-retirement benefit obligations as of June 25, 2003 by approximately $711 and the total service and interest cost components of net post-retirement health care cost for the year then ended by approximately $45.

(d) Supplemental Retirement Plan: The Company has a deferred compensation Supplemental Retirement Plan in effect for eligible management associates. The Company recorded an asset and liability at June 25, 2003 and June 26, 2002 in the amount of $15.3 million and $16.1 million, respectively.

(e) Litigation: There are pending against the Company various claims and lawsuits arising in the normal course of business, including actions charging violations of certain civil rights and wage and hour laws and various proceedings arising under federal, state or local regulations protecting the environment.

Among the suits charging violations of certain civil rights and wage and hour laws, there are actions that purport to be class actions, and which allege sexual harassment, retaliation and/or a pattern and practice of race-based and gender-based discriminatory treatment of associates and applicants. The plaintiffs seek, among other relief, certification of the suits as proper class actions, declaratory judgment that the Company's practices are unlawful, back pay, front pay, benefits and other compensatory damages, punitive damages, injunctive relief and reimbursement of attorneys' fees and costs.

The Company is committed to full compliance with all applicable civil rights and wage and hour laws. Consistent with this commitment, the Company has firm and long-standing policies in place prohibiting discrimination, harassment, retaliation and wage and hour violations. The Company denies the allegations of the various complaints and is vigorously defending the actions.

While the ultimate outcome of litigation cannot be predicted with certainty, in the opinion of management, the ultimate resolution of these actions will not have a material adverse effect on the Company's financial condition or results of operations.

(f) Purchase Commitments: The Company has commitments to purchase merchandise and raw materials to be used in the normal course of business totaling $423.2 million as of June 25, 2003. The obligations have terms ranging from one to nine years.

Dollar amounts in thousands except per share data, unless otherwise stated

12. Related-Party Transactions

The Company retained the law firm Holland and Knight LLP for representation in various tax matters. A director of the Company is currently and has been a partner of Holland and Knight LLP since April 2001. Holland and Knight LLP was paid an aggregate amount of $73 and $20 for its services rendered to the Company during fiscal 2003 and 2002, respectively.

13. Discontinued Operations

On May 6, 2002, the Company announced a formal plan to exit the Texas and Oklahoma operations, which consisted of 71 locations, a dairy plant and a distribution center in Texas and 5 locations in Oklahoma. In addition, seven leases were in effect on stores that were previously closed. The Company decided to exit these operations as a result of continued operational losses and reductions in market share. In accordance with SFAS 144, the Texas and Oklahoma operations are considered components of an entity, which requires the Company to disclose the exit as a discontinued operation.

At June 26, 2002, the Company had exited these operations, either by sale or abandonment. The Company sold 36 retail locations and the dairy plant to various unrelated buyers for total cash proceeds of $39,786. The sale resulted in a loss on long-lived assets of $7,238, or $0.05 per diluted share. The remaining 38 unsold locations were closed on or before June 26, 2002.

As a result of exiting the Texas and Oklahoma operations, the Company recorded a loss from discontinued operations of $172.8 million ($100.3 million after tax benefit, or $0.71 per diluted share) in fiscal 2002. The loss from discontinued operations is comprised of a pretax loss from discontinued operations of $46.4 million and a pretax loss on disposal of discontinued operations of $126.4 million.

Gross revenues from discontinued operations were $608.5 million and $664.5 million for fiscal years 2002 and 2001, respectively.

A summary of the accruals and loss on disposal of discontinued operations follows:	Employee Termination and Other Location Closing Costs	Lease Termination Costs	Total
Balance at June 26, 2002	$ 9,034	72,401	$ 81,435
Adjustments	-	8,777	8,777
Utilization	(9,034)	(23,058)	(32,092)
Balance at June 25, 2003	$ -	**58,120**	$ **58,120**

The adjustments amount of $8.8 million includes the effect on earnings from the accretion of the present value of the expected future rental payments and is reflected in continuing operations for the year ended June 25, 2003.

In accordance with SFAS 144, long-lived assets held for sale were tested for recoverability and adjusted to fair market value less cost to sell. During the fourth quarter of fiscal 2002, operating equipment in the closed locations was impaired resulting in a loss on disposal of discontinued operations in the Consolidated Statements of Operations in the amount of $15.4 million. The Company reviewed the previous sales of operating equipment, in conjunction with market price quotes received, to determine the fair value on long-lived assets classified as held for sale.

As of June 25, 2003, the Company has $3.5 million in held for sale assets relating to the exiting of the Texas and Oklahoma operations. The held for sale assets are reported in the prepaid expenses and other assets section of the Consolidated Balance Sheets. The held for sale assets consist of land, land improvements, building and store equipment.

Employee termination costs of $8.5 million were recognized for severance of eligible associates and $28 million was recognized for inventory losses, asset disposal costs and travel expenses for fiscal 2002. At June 26, 2002, employee termination costs of $5.3 million were included in accrued wages and salaries and other location closing costs of $3.7 million were included in accrued expenses in the Consolidated Balance Sheets. No amounts remain outstanding as of June 25, 2003 related to these costs.

The Company recorded $74.7 million in lease termination costs related to 36 leases in Texas, which were included in the loss on disposal of discontinued operations for the year ended June 26, 2002. At June 25, 2003 and June 26, 2002, the Company had an accrued balance of $58.1 million and $72.4 million in lease termination costs, respectively. The current portion of $12.1 million and $24.5 million was included in accrued rent and the long-term portion of $46.0 million and $47.9 million was included in lease liability on closed stores. See Note 9 – Leases for further discussion.

14. Restructuring

On April 20, 2000, the Board of Directors approved and the Company announced a major restructuring to improve the support of the retail stores and the Company's overall efficiency.

As a result of the restructuring, the Company recorded expenses of approximately $147.2 million ($90.6 million after tax or $0.64 per diluted share) in fiscal 2001.

15. Bank Agreement Termination

Bank agreement termination income of $52.7 million ($34.0 million net of tax, or $0.24 per diluted share) for the year ended June 25, 2003 resulted from Canadian Imperial Bank of Commerce ("CIBC") terminating its in-store bank agreement with the Company. The Company was paid $60.0 million and was responsible for the costs associated with the de-installation of the in-store Marketplace Bank locations and other related costs, totaling approximately $7.3 million. Sub-lease income, a component of other operating and administration expenses, in fiscal 2003 decreased by $8.4 million ($5.4 million net of tax, or $0.04 per diluted share) due to the termination. The net impact on pretax profit for fiscal year 2003 was an increase of $44.3 million ($28.6 million net of tax, or $0.20 per diluted share).

Dollar amounts in thousands except per share data, unless otherwise stated

16. Quarterly Results of Operations (Unaudited)

The following is a summary of the unaudited quarterly results of operations for the years ended June 25, 2003 and June 26, 2002:

Quarterly Results of Operations

	Quarters Ended			
	Sept. 18 (12 Weeks)	Jan. 8 (16 Weeks)	April 2 (12 Weeks)	June 25 (12 Weeks)
2003				
Sales from continuing operations	$ 2,832,765	3,786,485	2,822,327	2,726,806
Gross profit on sales from continuing operations	$ 799,561	1,094,431	791,101	784,377
Net earnings from continuing operations	$ 34,802	91,363	50,567	62,498
Net earnings	$ 34,802	91,363	50,567	62,498
Basic earnings per share from continuing operations	$ 0.25	0.65	0.36	0.44
Basic net earnings per share	$ 0.25	0.65	0.36	0.44
Diluted earnings per share from continuing operations	$ 0.25	0.65	0.36	0.44
Diluted net earnings per share	$ 0.25	0.65	0.36	0.44
Net LIFO charge (credit)	$ 1,935	-	1,290	(2,716)
Net LIFO charge (credit) per diluted share	$ 0.01	-	.01	(0.02)
Dividends per share	$ 0.050	0.050	0.050	0.050
Market price range	$ 17.83-14.10	16.80-12.56	16.65-11.51	14.85-12.30

	Quarters Ended			
	Sept. 19 (12 Weeks)	Jan. 9 (16 Weeks)	April 3 (12 Weeks)	June 26 (12 Weeks)
2002				
Sales from continuing operations	$ 2,807,756	3,768,267	2,901,631	2,856,699
Gross profit on sales from continuing operations	$ 751,360	1,053,068	797,383	816,035
Net earnings from continuing operations	$ 31,065	51,986	51,372	52,790
Loss on discontinued operations	$ (8,654)	(9,887)	(7,086)	(74,720)
Net earnings (loss)	$ 22,411	42,099	44,286	(21,930)
Basic earnings per share from continuing operations	$ 0.22	0.37	0.37	0.37
Basic net earnings (loss) per share	$ 0.16	0.30	0.32	(0.16)
Diluted earnings per share from continuing operations	$ 0.22	0.37	0.36	0.37
Diluted net earnings (loss) per share	$ 0.16	0.30	0.31	(0.16)
Net LIFO charge (credit)	$ 1,845	2,460	923	(8,018)
Net LIFO charge (credit) per diluted share	$ 0.01	0.02	0.01	(0.06)
Dividends per share	$ 0.170	0.085	0.050	0.050
Market price range	$ 26.13-19.63	19.78-10.50	17.36-11.91	20.26-15.71

Dollar amounts in thousands except per share data, unless otherwise stated

During 2003 and 2002, the fourth quarter results reflect a change from the estimate of inflation used in the calculation of LIFO inventory to the actual rate experienced by the Company of 1.0% to 0.2% and 1.0% to (0.3)%, respectively. During 2003, the fourth quarter results reflect the tax benefit from a reduction of income tax reserves related to the resolution of matters related to company-owned life insurance with the Internal Revenue Service as well as additional expense related to self-insurance.

Fourth Quarter Results of Operations

	June 25, 2003 (12 Weeks)	June 26, 2002 (12 Weeks)
Net sales	$ 2,726,806	2,856,699
Cost of sales, including warehouse and delivery expenses	1,942,429	2,040,664
Gross profit on sales	784,377	816,035
Other operating and administrative expenses	735,475	720,111
Operating income	48,902	95,924
Interest expense, net	2,292	10,087
Earnings from continuing operations before income taxes	46,610	85,837
Income tax (benefit) expense	(15,888)	33,047
Net earnings from continuing operations	62,498	52,790
Discontinued operations:		
Loss from discontinued operations	-	(4,762)
Loss on disposal of discontinued operations	-	(126,394)
Income tax benefit	-	(56,436)
Loss from discontinued operations	-	(74,720)
Net earnings (loss)	$ 62,498	(21,930)

SHAREHOLDER INFORMATION

Shareholder Communications
Please address any inquiries or comments to:
EquiServe Trust Company, N. A.
Transfer Agent and Registrar
Winn-Dixie Stores, Inc.
P.O. Box 43069
Providence, Rhode Island 02940-3069

Toll-Free Number: 1-888-U-CALL-WD
(1-888-822-5593)
For Hearing Impaired: 1-201-222-4955

Internet Address: www.equiserve.com
or
Shareholder Relations
Winn-Dixie Stores, Inc.
P.O. Box B
Jacksonville, Florida 32203-0297

The Company's annual report to the Securities and Exchange Commission on Form 10-K may be obtained by any shareholder, free of charge, upon written request to the Company or can be retrieved through Winn-Dixie's website.

Stock Market Listing
New York Stock Exchange
Symbol: WIN

Shareholders of record as of June 25,2003: 43,345

Shares outstanding as of June 25, 2003: 140,818,083

Dividends
In fiscal year 2003, the Company paid dividends of $0.05 per share per quarter. The Company typically pays dividends in August, November, February and May.

Annual Shareholders' Meeting
You are cordially invited to attend the meeting to be held Wednesday, October 8, 2003, 9:00 a.m., at the headquarters office of the Company at 5050 Edgewood Court, Jacksonville, Florida.

Formal notice of the meeting, a proxy and proxy statement are being mailed to shareholders who are of record as of the close of business on August 1, 2003.

Corporate Headquarters
Winn-Dixie Stores, Inc.
P.O. Box B
Jacksonville, Florida 32203-0297
Internet Address: www.winn-dixie.com

Transfer Agent and Registrar
EquiServe Trust Company, N. A.
P.O. Box 43069
Providence, Rhode Island 02940-3069

Independent Auditors
KPMG LLP
Jacksonville, Florida

Dividend Reinvestment
The Company's Dividend Reinvestment Plan allows our shareholders who own at least 10 shares in certificate form to reinvest dividends on Winn-Dixie common stock automatically, without service charges or brokerage fees. Participating shareholders may also supplement the amount invested with voluntary cash investments on the same cost-free basis. Approximately 66% of the Company's shareholders participate in the Dividend Reinvestment Plan. More information may be obtained by contacting EquiServe Trust Company, N. A.

Direct Deposit
The Company offers direct deposit of dividends to our shareholders. More information may be obtained by contacting EquiServe Trust Company, N. A.

Additional Information Resources
The Company's website, www.winn-dixie.com, provides information about the Company. Shareholders may obtain, free of charge, certain documents filed with the Securities and Exchange Commission through the Company's website or by written request to the Company's corporate headquarters, listed above. These documents include the Company's Proxy Statement, Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, including any amendments.

You can help us save significant printing and mailing expenses by consenting to receive the proxy statement, proxy card and annual report electronically via the Internet. You can consent to receive next year's proxy materials and annual report by following the instructions set forth at the website http://www.econsent.com/win. If you choose to receive your proxy materials and annual report electronically, then prior to next year's shareholder meeting, you will receive email notification when the proxy materials and annual report are available for on-line review over the internet. Your choice for electronic distribution will remain in effect for all future shareholder meetings unless you revoke it prior to the meeting by following the instructions set forth in the website http://www.econsent.com/win. If you elect to access these materials via the Internet, you can still request paper copies by contacting your brokerage firm, bank or EquiServe.

OPERATING AREA

Total Stores - 1,073



INDIANA
OHIO
VIRGINIA
KENTUCKY
NORTH CAROLINA
TENNESSEE
SOUTH CAROLINA
60
ALABAMA
117
GEORGIA
97
MISSISSIPPI
65
LOUISIANA
79
FLORIDA
439
BAHAMAS
12

WINN DIXIE
the real deal

www.winn-dixie.com